2022
REPORT TO
SHAREHOLDERS
February 23, 2023

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
1	PREFACE		P. 3
2	CAUTION REGARDING FORWARD-LOOKING STATEMENTS		P. 3
3	OUR BUSINESS		P. 5
	3.1	Overview
	3.2	Our operations
	3.3	Competitive environment
4	STRATEGY		P. 9
5	OPERATING RESULTS		P. 10
	5.1	Non-GAAP financial measures
	5.2	Overview and business environment
	5.3	Business dispositions/acquisitions
	5.4	Selected annual information
	5.5	Consolidated operating review
	5.6	Summary of quarterly results
	5.7	Fourth quarter operating results
6	FINANCIAL CONDITION		P. 22
7	CASH FLOWS		P. 24
8	LIQUIDITY AND CAPITAL RESOURCES		P. 26
9	LEGAL PROCEEDINGS		P. 30
10	FINANCIAL RISK MANAGEMENT		P. 30
11	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS		P. 31
12	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED		P. 32
13	DISCLOSURE CONTROLS AND PROCEDURES		P. 33
14	INTERNAL CONTROL OVER FINANCIAL REPORTING		P. 34
15	RISKS AND UNCERTAINTIES		P. 35
16	DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES		P. 48
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING			P. 56
AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			P. 62
NOTES TO AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			P. 66

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0 PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance and financial condition as at and for the years ended January 1, 2023 and January 2, 2022. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s audited annual consolidated financial statements for the year ended January 1, 2023 and the related notes.

In preparing this MD&A, we have taken into account all information available to us up to February 23, 2023, the date of this MD&A. The audited annual consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on February 21, 2023.

All financial information contained in this MD&A and in the audited annual consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

Additional information about Gildan, including our 2022 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business”, “Strategy”, "Operating results", “Liquidity and capital resources - Long-term debt and net debt”, "Financial risk management", and "Risks and uncertainties" contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic and the appearance of COVID variants, including the reintroduction, scope and duration of government mandated general, partial, or targeted private sector shutdowns, travel restrictions, and social distancing measures;
•changes in general economic and financial conditions globally or in one or more of the markets we serve, including those resulting from the impact of the COVID-19 pandemic and the appearance of COVID variants;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;

GILDAN 2022 REPORT TO SHAREHOLDERS 3

MANAGEMENT'S DISCUSSION AND ANALYSIS

•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals from current levels;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•the impacts of the COVID-19 pandemic on our business and financial performance and consequently on our ability to comply with the financial covenants under our debt agreements;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties, including the implementation of a global minimum tax rate;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•changes in third-party licensing arrangements and licensed brands;
•our ability to protect our intellectual property rights;
•operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

GILDAN 2022 REPORT TO SHAREHOLDERS 4

MANAGEMENT'S DISCUSSION AND ANALYSIS

3.0 OUR BUSINESS

3.1 Overview
Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear, underwear, and hosiery products. Our products are sold to wholesale distributors, screenprinters and embellishers in North America, Europe, Asia-Pacific, and Latin America, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores and online retailers. We also manufacture products for global lifestyle brand companies who market these products under their own brands through their own retail establishments, e-commerce platforms, and/or to third-party retailers.

Manufacturing and operating as a socially responsible producer is at the heart of what we do. The vast majority of our sales are derived from products we manufacture ourselves. Since the Company’s formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling all aspects of the production process from start to finish for the garments we produce.

We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical integration of our supply chain and the capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production/delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain.

3.2 Our Operations
3.2.1 Brands, Products and Customers
The products we manufacture and sell are marketed under Company brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Alstyle® and GoldToe®. Further, we manufacture for and supply products to select leading global athletic and lifestyle brands, as well as to certain retail customers who market these products under their own exclusive brands. We also sell sock products under the Under Armour® brand through a sock licensing agreement, for exclusive distribution in the United States and Canada.

Our primary product categories include activewear tops and bottoms (activewear), socks (hosiery), and underwear tops and bottoms (underwear).

We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. The majority of our activewear sales are currently derived from activewear sold to wholesale distributors in the imprintables channels in North America and internationally. These wholesale distributors then sell the blank garments to screenprinters/embellishers who decorate the products with designs and logos, and who in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. We also sell activewear products in blank form directly to various retailers, or through national accounts servicing retailers, in addition to underwear and socks for men, ladies, and kids. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores, and price clubs, all of which sell to consumers through their brick and mortar outlets and/or their e-commerce platforms. Additionally, we sell to pure-play online retailers who sell to consumers. We also manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel through their own retail establishments, e-commerce platforms, and/or through third-party retailers.

GILDAN 2022 REPORT TO SHAREHOLDERS 5

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table summarizes our product offering under Company and licensed brands:

Primary product categories	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, and sport shirts	Gildan®, Gildan Performance®, Gildan® Hammer™, Comfort Colors®, American Apparel®, Alstyle®, GoldToe®
Hosiery	athletic, dress, casual and workwear socks, liner socks, and socks for therapeutic purposes(1)	Gildan®, Under Armour®(2), GoldToe®, PowerSox®, Signature Gold by GoldToe®, Peds®, MediPeds®, All Pro®, American Apparel®
Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®
(1) Applicable only to MediPeds®.
(2) Under license agreement for socks only - with exclusive distribution rights in the U.S. and Canada. License expires on March 31, 2024.

3.2.2 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations range from start to finish of the garment production process and include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Honduras in Central America.

In order to support further sales growth, continue to drive an efficient and competitive cost structure, and enhance geographic diversification in our supply chain, we are expanding manufacturing capacity across our manufacturing network, including a significant expansion in Bangladesh, which involves the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations.

GILDAN 2022 REPORT TO SHAREHOLDERS 6

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table provides a summary of our primary manufacturing operations by geographic area:

	United States	Central America	Caribbean	Asia
Yarn-spinning facilities(1): conversion of cotton, polyester and other fibres into yarn	■ Salisbury, NC (2 facilities) ■ Mocksville, NC ■ Eden, NC ■ Clarkton, NC ■ Sanford, NC (2 facilities) ■ Stoneville, NC ■ Cedartown(4), GA
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Dominican Republic	■ Bangladesh
Sewing facilities(2): assembly and sewing of cut goods		■ Honduras (3 facilities) ■ Nicaragua (4 facilities)	■ Dominican Republic (3 facilities)	■ Bangladesh
Garment-dyeing(3): pigment dyeing or reactive dyeing process		■ Honduras
Hosiery manufacturing facilities: conversion of yarn into finished socks		■ Honduras
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in the U.S., to satisfy the remainder of our yarn needs.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, in other regions in Central America and Haiti, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities. Our garment dyeing operations are located in our Rio Nance 3 facility in Honduras.
(4) Closure effective as of February 2023.

3.2.3 Environmental, Social and Governance (ESG) Program

ESG is core to Gildan’s long-term business strategy and has long-been a key element of success. As one of the most vertically integrated manufacturers in the apparel industry, producing the vast majority of the products we sell in our owned and/or Company-operated facilities, we have the advantage of exercising direct control on how we operate and in driving our ESG practices consistently across our operations.

The Company's ESG program is overseen centrally and the execution of the program is managed by dedicated teams of skilled professionals located in the regions where we operate. Our Board of Directors’ Corporate Governance and Social Responsibility Committee, composed of independent directors, has the specific responsibility of overseeing Gildan’s policies and practices in areas relevant to the environment, labour and human rights, health and safety, and other sustainability issues, including community engagement and stakeholder relations.

Building on a strong foundation of best-in-class ESG practices, at the beginning of 2022, the Company unveiled its “Next Generation ESG” strategy, an enhanced framework designed to deliver meaningful advancements by 2030 in key areas related to Climate, Energy, and Water; Circularity; Human Capital Management; Long-Term Value Creation; and Transparency and Disclosure. Under this strategy, Gildan seeks to tackle global environmental and social priorities aimed at improving the lives of people who make Gildan garments, further protecting the environment, empowering neighboring communities, and increasing the sustainability of products delivered to customers worldwide.

GILDAN 2022 REPORT TO SHAREHOLDERS 7

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's targets and objectives in the five key focus areas of its Next Generation ESG strategy are as follows:

•Climate, Energy, and Water
Gildan is committed to continuing its fight against climate change by paving the way towards a low carbon future, with a goal of reducing its scope 1 and 2 greenhouse gas (GHG) emissions by 30% by 20301 aligned with the Science Based Targets initiative (SBTi) and the level of decarbonization required to meet the goals of the Paris Agreement. To that effect, Gildan has signed the SBTi commitment letter, joining companies worldwide in following a science-based approach in reducing carbon emissions. SBTi is currently in the process of validating our targets. Gildan is also committed to addressing water related risks linked to climate change. The Company plans to further invest in water efficiency and implement additional water reducing, reusing, and recycling options in its operations with the goal to reduce water intensity (usage/withdrawal per kilogram produced) by 20% by 20301.

•Circularity
Gildan is committed to fostering a circular economy to reduce its environmental impact and intends to source more sustainable and transparent raw materials and enhance sustainable waste management initiatives. This will include sourcing 100% sustainable cotton by 2025 and 30% recycled polyester or alternative fibers and/or yarns by 2027. The Company also plans to achieve zero manufacturing waste by 2027 and to use 75% recycled or sustainable packaging and trim materials by 2027.

•Human Capital Management
The Company will continue ensuring human rights are respected in its supply chain. Gildan will also push health and safety performance to new standards by working to improve employee safety and reducing workplace risks across its operations. To achieve this, Gildan plans to attain the ISO 45001 certification at all its Company-owned and operated facilities by 2028.

On diversity, equity, and inclusion, the Company set a first-time goal to improve gender parity. While Gildan has already attained gender parity globally at the manager level and below, by 2027 it is targeting to achieve gender parity within the employee group encompassing director level and above.

•Long-Term Value Creation
Gildan is committed to positively impacting economic development in regions where the Company operates with meaningful community engagement. Gildan intends to incrementally increase allocation of capital towards purposeful and value-driven projects in regions where the Company operates and plans to gradually reach a contribution of 1% of its pre-tax earnings by 2026. In parallel, the Company will also engage one of its most important stakeholders, its people, and continue to facilitate and encourage employee volunteerism at all levels to further deepen local impact.

•Transparency and Disclosure
A key part of Gildan’s accountability in reaching these targets will be to transparently share the journey with stakeholders. To that effect, Gildan plans to further enhance and strengthen its ESG disclosure across all its areas of focus, effectively allowing stakeholders to make more informed ESG-focused decisions and maintaining a high degree of trust and understanding of Gildan.

2022 ESG highlights and recognitions
Progress against our strategic roadmaps included some of the following key milestones: the inclusion of sustainability-linked terms to our existing $1-billion revolving credit facility and the linking of executive compensation to the advancements of ESG targets. Gildan also published its first stand-alone Climate Change Disclosure Report structured in accordance with the Task Force on Climate-Related Financial Disclosures (TCFD) framework, highlighting how we assess, prepare and integrate climate-related matters into our business processes. This represented a significant step forward towards fully aligning with the TCFD framework by 2025. In 2022, Gildan also continued to be recognized for its sustainability leadership as one of the world’s 100 most sustainable corporations and one of Canada’s best 50 corporate citizens by Corporate Knights. In addition, 2022 marked Gildan’s tenth consecutive inclusion on the Dow Jones Sustainability Index and its third inclusion on CDP’s leadership band for its 2022 climate change disclosures. Finally, in 2022 Gildan launched Gildan Respects™ a broad marketing campaign to share and elevate our ESG story in a thoughtful and authentic manner.

1 Compared to a 2018 baseline

GILDAN 2022 REPORT TO SHAREHOLDERS 8

MANAGEMENT'S DISCUSSION AND ANALYSIS

3.2.4 Sales, marketing and distribution

Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, production planning, inventory control and logistics, as well as supporting finance, human resources and information technology functions. We also maintain sales support offices in the U.S. We have established extensive distribution operations primarily through internally managed and operated large distribution centers and some smaller facilities in the U.S., as well as a large distribution facility in Honduras. To supplement some of our distribution needs, we also use third-party warehouses in North America, Europe, and Asia.

3.2.5 Employees and corporate office

We currently employ approximately 51,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.3 Competitive environment
The basic apparel market for our products is highly competitive. Competition is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located and vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically integrated supply chain infrastructure that we have developed by investing significantly over time are key competitive strengths and differentiators from our competition.

We face competition from large and smaller U.S.-based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Hanesbrands Inc., as well as Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc. which competes through its own brand offerings and those of its subsidiary, Russell Corporation. These companies manufacture out of some of the same geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation. In addition, we compete with smaller U.S.-based companies selling to or operating as wholesale distributors of imprintables activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), and Delta Apparel Inc., as well as Central American and Mexican manufacturers that supply products in the imprintables channel. Finally, although we also compete with some of our customers' own private brand offerings, we also supply products to certain customers that are seeking strategic suppliers with our type of manufacturing capabilities to support their private brand offerings.

4.0 STRATEGY

Gildan Sustainable Growth Strategy
Building on a strong foundation, in 2022 the Company launched its “Gildan Sustainable Growth” (GSG) strategy focused on driving organic top and bottom-line growth through three key pillars – capacity expansion, innovation, and ESG. We believe that by leveraging our competitive advantage as a low-cost, vertically integrated manufacturer and successfully executing on well-defined capacity expansion plans, delivering value-driven and innovative products, and through leading ESG practices we will be well positioned to drive strong revenue growth, profitability and effective asset utilization, all of which are expected to allow us to deliver compelling shareholder value creation.

The three pillars of our GSG strategy are:
Capacity-driven growth: Leveraging our strong competitive advantage as a low-cost vertically integrated manufacturer as we execute on well-defined plans to expand our global production capacity to support our long-term growth plans

To this end, we have added incremental textile and sewing capacity in our manufacturing hubs in Central America and the Dominican Republic. Through the acquisition of Frontier Yarns, we have strengthened our vertical integration by expanding our yarn-spinning capabilities. We are also in the process of consolidating and modernizing our overall U.S. yarn spinning operations. Additionally, the Company is executing on the first phase of development of a large vertically integrated textile and sewing complex in Bangladesh, as described in more detail in subsection 3.2.2 entitled "Manufacturing" in this MD&A.

GILDAN 2022 REPORT TO SHAREHOLDERS 9

MANAGEMENT'S DISCUSSION AND ANALYSIS

Innovation: Driving leadership in innovation across the organization and all areas of operations aimed at delivering high-quality, value-driven products, increased speed-to-market, operational efficiencies and a reduced environmental footprint

The Company has identified and defined specific key initiatives, as well as investments aimed at driving innovation in our product-development and manufacturing processes, distribution and final products, including fabric features, product fit, fabric adaptability to evolving printing and decorating techniques, and ESG-friendly product attributes. Further investments will also be allocated to leverage digital tools, predictive analytics and artificial intelligence to better inform and accelerate decision-making across the organization, streamline systems and processes, and enhance planning, forecasting and market research.

ESG: Further increasing our ESG focus across all operations and leveraging our strong ESG standing and progress to enhance our value proposition to all our stakeholders

With the launch of our Next Generation ESG strategy and the introduction of new long-term ESG targets, we are heightening ESG efforts across the organization. Initiatives under our strategy are aimed at reducing our carbon footprint, and water intensity (usage/withdrawal per kilogram produced), and fostering a circular economy, while driving increased operational efficiencies. Additional initiatives build on supporting economic development in regions where we operate and ensuring strong respect of human rights and high health and safety standards throughout our supply chain. Further, we will be increasing investment in our people, driving diversity and inclusion across our operations and enhancing ESG disclosure and transparency. All important areas of focus as we build on what is already a strong ESG proposition for all stakeholders.

Successfully executing on all of the above initiatives underpinning the three pillars of our strategy is expected to position the Company to generate long-term revenue growth, sustained profitability and effective asset utilization, all of which are expected to deliver long-term value to our shareholders.

5.0 OPERATING RESULTS

This MD&A comments on our operations, financial performance, and financial condition as at and for the fiscal year ended January 1, 2023 (fiscal 2022) and the fiscal year ended January 2, 2022 (fiscal 2021).

5.1 Non-GAAP financial measures
We use non-GAAP financial measures and ratios to assess our operating performance and liquidity. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this MD&A, we use non-GAAP financial measures and ratios including adjusted net earnings, adjusted diluted EPS, adjusted gross profit, adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted EBITDA and return on adjusted average net assets (Adjusted RONA) to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information to investors on the Company’s financial performance and financial condition. We also use non-GAAP financial measures including free cash flow, total debt, net debt, net debt leverage ratio and working capital.

We refer the reader to section 16.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Overview and business environment
In 2022, activewear sold to wholesale distributors, servicing the imprintables industry, benefited from the continued post-pandemic recovery and the comeback of large gatherings, while activewear sold through our National account customers, servicing retail end-markets, were hampered by a softening demand environment and ongoing inventory adjustments at retailers. Our international markets continued to be impacted by difficult economic conditions in Europe and Asia, and the strict Covid policy prevailing in China until late 2022. Further, as we moved through the year, our customers were managing their inventory levels more cautiously, reflecting the prevalent economic uncertainty. While we are encouraged by the continued recovery we have seen in our business, we believe demand levels have not yet normalized in all our end-markets to pre-pandemic levels, on an annualized basis. Nevertheless, with our capacity investments in both yarn-

GILDAN 2022 REPORT TO SHAREHOLDERS 10

MANAGEMENT'S DISCUSSION AND ANALYSIS

spinning and textile operations, we increased our manufacturing flexibility enabling us to support our customer’s needs, shifting gears from the tight manufacturing environment experienced in 2021. We have also rebuilt our inventories to healthier levels and strengthened our relationships with distributors by improving serviceability. We managed successfully, adapting to a changing environment, and delivering strong profitability by mitigating inflationary pressure through tight control over our vertically integrated supply chain, and through effective pricing decisions. We are executing on our capital allocation strategy, investing in capital projects, and returning capital to shareholders through dividends and active share repurchases, while maintaining a healthy financial position throughout the year. We are pleased with the execution of our "Gildan Sustainable Growth" (GSG) strategy which was instrumental in our ability to deliver strong results in 2022. We believe we are well positioned to drive growth under the "Gildan Sustainable Growth" strategy, described in section 4 of this MD&A. While we believe our vertically-integrated manufacturing model facilitates our ability to navigate through various headwinds impacting the current market landscape, it is difficult to predict the impact on our business due to the lagging effects of the pandemic, inflationary pressures, increased recessionary risks and other factors.

5.3 Business dispositions/acquisitions
Fiscal 2022 (year ended January 1, 2023)
During fiscal 2022 the Company sold a yarn spinning facility located in the U.S., which was the smallest of the four facilities that the Company acquired on December 10, 2021 as part of the Frontier Yarns acquisition. The sale included the disposition of inventory, equipment, goodwill and the transfer of a leasehold interest and related lease liability. Please refer to note 5 to the 2022 audited annual consolidated financial statements.

During the fourth quarter of fiscal 2022, the Company sold its sheer inventory and trademarks for total proceeds of $6 million, of which $1 million is being held in escrow subject to certain post-closing matters. The gain on disposal of these assets was insignificant.

Fiscal 2021 (year ended January 2, 2022)
On December 10, 2021, the Company acquired 100% of the equity interest of Phoenix Sanford, LLC, the parent company of Frontier Yarns, for cash consideration (net of cash acquired and net of the settlement of pre-existing relationships) of $164 million. At the time of the acquisition, Frontier Yarns operations included four facilities located in North Carolina. During 2021, approximately 40% of Frontier's production was dedicated to yarn sold to Gildan for textile manufacturing in Central America and the Caribbean. The acquisition will allow the Company to build on its global vertically integrated supply chain through further internalizing yarn production and is expected to support incremental yarn needs for Gildan’s textile capacity expansion plans in Central America and the Caribbean.

The audited annual consolidated financial statements for fiscal 2021 included the results of Frontier from December 11, 2021 to January 2, 2022.

GILDAN 2022 REPORT TO SHAREHOLDERS 11

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4 Select annual information

(in $ millions, except per share amounts or otherwise indicated)				Variation 2022-2021		Variation 2021-2020
	2022	2021	2020	$	%	$	%

Net sales	3,240.5	2,922.6	1,981.3	317.9	10.9%	941.3	47.5%
Gross profit	992.4	940.2	249.1	52.2	5.6%	691.1	n.m.
Adjusted gross profit(1)	965.5	903.0	305.7	62.5	6.9%	597.3	n.m.
SG&A expenses	324.1	314.2	272.3	9.9	3.2%	41.9	15.4%
Impairment (Reversal of impairment) of trade accounts receivable	2.2	(2.6)	15.5	4.8	n.m.	(18.1)	n.m.
Restructuring and acquisition-related costs	0.5	8.2	48.2	(7.7)	(93.9)%	(40.0)	(83.0)%
Impairment of goodwill and intangible assets (Impairment reversal of intangible assets, net of write-downs)	62.3	(31.5)	94.0	93.8	n.m.	(125.5)	n.m.
Operating income (loss)	603.4	651.9	(180.8)	(48.5)	(7.4)%	832.7	n.m.
Adjusted operating income(1)	639.3	591.4	18.0	47.9	8.1%	573.4	n.m.
Adjusted EBITDA(1)	764.2	726.8	165.1	37.4	5.1%	561.7	n.m.
Financial expenses	37.0	27.3	48.5	9.7	35.5%	(21.2)	(43.7)%
Income tax expense (recovery)	24.9	17.4	(4.1)	7.5	43.1%	21.5	n.m.
Net earnings (loss)	541.5	607.2	(225.3)	(65.7)	(10.8)%	832.5	n.m.
Adjusted net earnings (loss)(1)	574.7	538.1	(36.3)	36.6	6.8%	574.4	n.m.
Basic EPS (Loss per share)	2.94	3.08	(1.14)	(0.14)	(4.5)%	4.22	n.m.
Diluted EPS	2.93	3.07	(1.14)	(0.14)	(4.6)%	4.21	n.m.
Adjusted diluted EPS(1)	3.11	2.72	(0.18)	0.39	14.3%	2.90	n.m.
Gross margin(2)	30.6%	32.2%	12.6%	n/a	(1.6) pp	n/a	19.6 pp
Adjusted gross margin(1)	29.8%	30.9%	15.3%	n/a	(1.1) pp	n/a	15.6 pp
SG&A expenses as a percentage of sales(3)	10.0%	10.8%	13.7%	n/a	(0.8) pp	n/a	(2.9) pp
Operating margin(4)	18.6%	22.3%	(9.1)%	n/a	(3.7) pp	n/a	31.4 pp
Adjusted operating margin(1)	19.7%	20.2%	0.9%	n/a	(0.5) pp	n/a	19.3 pp
Total assets	3,440.2	3,136.7	3,020.9	303.5	9.7%	115.8	3.8%
Total non-current financial liabilities	780.0	600.0	1,000.0	180.0	30.0%	(400.0)	(40.0)%
Net debt(1)	873.6	529.9	577.2	343.7	64.9%	(47.3)	(8.2)%
Diluted weighted average number of common shares outstanding (in ‘000s)	184,532	197,595	198,361	n/a	n/a	n/a	n/a
Return on adjusted average net assets (Adjusted RONA)(1)	21.0%	23.1%	1.0%	n/a	(2.1) pp	n/a	22.1 pp
Annual cash dividends declared per common share	0.676	0.462	0.154	0.214	46.3%	0.308	n.m.
Net debt leverage ratio(1)	1.1	0.7	3.5	n/a	n/a	n/a	n/a
n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A as a percentage of sales is defined as SG&A divided by net sales.
(4) Operating margin is defined as operating income (loss) divided by net sales.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2022 REPORT TO SHAREHOLDERS 12

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5 Consolidated operating review

5.5.1 Net sales

(in $ millions, or otherwise indicated)				Variation 2022-2021		Variation 2021-2020
	2022	2021	2020	$	%	$	%

Activewear	2,762.5	2,364.7	1,498.4	397.8	16.8%	866.3	57.8%
Hosiery and underwear(1)	478.0	557.8	482.9	(79.8)	(14.3)%	74.9	15.5%
Total net sales	3,240.5	2,922.5	1,981.3	318.0	10.9%	941.2	47.5%
(1) Also includes intimates and other fringe products.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2022 compared to fiscal 2021
Record net sales for the year ended January 1, 2023, were $3,240 million in 2022, up 10.9% over the same period last year, reflecting an increase in activewear sales, partly offset by lower sales in the hosiery and underwear category. The year-over-year increase in activewear sales was primarily driven by higher net selling prices which were up on average in the mid-teen range, and favourable product-mix. While sales volumes were up in the first nine months reflecting the continuing demand recovery in imprintables and the impact of higher distributor replenishment to rebuild inventories to more optimal levels (as customer inventories were impacted by our production constraints due to the 2020 hurricanes in Central America and yarn labour shortages), these volume increases were offset in the fourth quarter by the absence of inventory replenishment versus a year ago and lower point of sales ("POS") mainly in retail end-markets. The decline in the hosiery and underwear category, where we generated sales of $478 million, primarily reflected the impact of lower unit sales volumes due to weaker demand in retail and the continued impact of tight inventory management at the retailer level.

Fiscal 2021 compared to fiscal 2020
Record net sales in 2021 reflected a significant recovery in demand from 2020, which had been hard hit by the effects of the onset of the COVID-19 pandemic. The year-over-year increase in activewear sales where we generated sales of $2,365 million was due to strong volume increases in all channels, favourable product-mix and higher net selling prices. Higher imprintables sales volumes were driven by a strong recovery in POS and the impact of the non-recurrence of significant inventory de-stocking by distributors which occurred in 2020. The overall sales increase in the hosiery and underwear category where we generated $558 million was also driven by higher sales volumes in both underwear and in sock products compared to last year, as well as favourable product mix.

Compared to 2019, fiscal 2020 overall net sales growth showed improvement through the year, with net sales in the second half and for the full year above pre-pandemic levels.

5.5.2 Gross profit/margin and adjusted gross profit/margin

				Variation 2022-2021	Variation 2021-2020
(in $ millions, or otherwise indicated)	2022	2021	2020

Gross profit	992.4	940.2	249.1	52.2	691.1
Adjustment for:
Impact of strategic product line initiatives(1)	(1.0)	8.8	60.0	(9.8)	(51.2)
Discontinuance of PPE SKUs(1)	—	—	6.2	—	(6.2)
Net insurance gains(1)	(25.9)	(46.0)	(9.6)	20.1	(36.4)
Adjusted gross profit(2)	965.5	903.0	305.7	62.5	597.3
Gross margin	30.6%	32.2%	12.6%	(1.6) pp	19.6 pp
Adjusted gross margin(2)	29.8%	30.9%	15.3%	(1.1) pp	15.6 pp
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2022 REPORT TO SHAREHOLDERS 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

Gross profit is the result of our net sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the costs of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and duties, as well as net insurance gains as described in note 17c to the audited consolidated financial statements as at and for the year ended January 1, 2023. Our reporting of gross profit and gross margin may not be comparable to these metrics as reported by other companies, since some entities include warehousing and handling costs and/or exclude depreciation expense, outbound freight to customers, and royalty costs from cost of sales.

Fiscal 2022 compared to fiscal 2021
The increase in gross profit and non-GAAP adjusted gross profit in fiscal 2022 reflected higher sales partially offset by lower margins. The decline in GAAP gross margin mainly reflected lower net insurance gains compared to last year (2022: $26 million, 2021: $46 million) which had a 70 basis point impact on margins. These net insurance gains resulted from accrued insurance recoveries from the Company's claim for losses relating to the two hurricanes in Central America in November 2020. Both the GAAP gross margin and the adjusted gross margin reflected higher fiber costs and other manufacturing costs, which more than offset the benefit of higher net selling prices and favourable product mix. The change in GAAP and adjusted gross margins also reflected an $18 million or 60 basis point impact of the non-recurrence of a one-time USDA payment in connection to its Pandemic Assistance for Cotton Users program recorded in the first quarter of 2021.

Fiscal 2021 compared to fiscal 2020
The increase in gross and adjusted gross profit in fiscal 2021 reflected the meaningful recovery in sales and a 19.6 percentage point increase in gross margin and a 15.6 percentage point increase in adjusted gross margin compared to fiscal 2020. The significant year-over-year improvement in gross and adjusted gross margin was mainly due to a much stronger product-mix, the non-recurrence of COVID and certain Back to Basics related charges incurred primarily in the first half of 2020, higher net selling prices, cost benefits from our Back to Basics initiatives and lower raw material costs. The improvement in gross margin in 2021 also included the recognition of higher net insurance gains of $36 million related to the 2020 hurricanes, as well as lower year-over-year SKU rationalization charges.

5.5.3 Selling, general and administrative expenses (SG&A)

				Variation 2022-2021	Variation 2021-2020
(in $ millions, or otherwise indicated)	2022	2021	2020

SG&A expenses	324.1	314.2	272.3	9.9	41.9
SG&A expenses as a percentage of sales	10.0%	10.8%	13.7%	(0.8) pp	(2.9) pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2022 compared to fiscal 2021
The $10 million increase in SG&A expenses in fiscal 2022 compared to fiscal 2021 was primarily due to the impact of inflation on overall costs, partially offset by lower variable compensation expenses and the benefit of our cost containment measures. As a percentage of sales, the 80 basis point improvement in SG&A expenses primarily reflected the benefit of sales leverage.
Fiscal 2021 compared to fiscal 2020
The $42 million increase in SG&A expenses in fiscal 2021 compared to fiscal 2020 was primarily due to higher variable compensation expenses and higher volume-driven distribution costs, partly offset by cost savings stemming from our Back to Basics initiatives. The 290-basis point improvement in SG&A expenses as a percentage of sales in fiscal 2021 compared to fiscal 2020 reflected the benefit of volume leverage and unit cost efficiencies.

GILDAN 2022 REPORT TO SHAREHOLDERS 14

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5.4 Impairment of trade accounts receivable
An impairment of trade accounts receivable of $2 million was recorded in fiscal 2022, compared to a reversal of impairment of trade accounts receivable of $3 million in fiscal 2021 and an impairment of trade accounts receivable of $16 million in fiscal 2020. The impairment of trade accounts receivable for fiscal 2022, is mainly related to specific provisions on higher risk customers, partially offset by lower provisions on lower risk customers due to the decrease in trade accounts receivable. During fiscal 2021, the Company adjusted its provision matrix to decrease expected credit loss rates as the economic environment improved, resulting in a $3 million reversal of impairment of trade accounts receivable. The impairment of trade accounts receivable in fiscal 2020 of $16 million was mainly related to an increase in the estimate of expected credit losses (ECLs) attributable to the heightened credit risk caused by the economic conditions related to the COVID-19 pandemic.

5.5.5 Restructuring and acquisition-related costs

				Variation 2022-2021	Variation 2021-2020
(in $ millions)	2022	2021	2020

Employee termination and benefit costs	1.0	0.3	10.9	0.7	(10.6)
Exit, relocation and other costs	2.2	3.3	13.3	(1.1)	(10.0)
Net (gain) loss on disposal, write-downs and accelerated depreciation of property, plant and equipment, right-of-use assets, and software related to exit activities	(3.3)	3.1	23.9	(6.4)	(20.8)
Acquisition-related transaction costs	0.6	1.5	—	(0.9)	1.5
Restructuring and acquisition-related costs	0.5	8.2	48.1	(7.7)	(39.9)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions.

Restructuring and acquisition-related costs in fiscal 2022 related to the following: $5 million for the closure of a yarn-spinning plant in the U.S, $2 million in accelerated depreciation of right-of-use assets relating to facilities no longer in use, $1 million in employee termination and benefit costs related to the closure of a distribution center in the U.S., as well $2 million related to the completion of previously initiated restructuring activities, partly offset by a gain of $6 million on business dispositions (refer to note 5 of the consolidated financial statements), and a gain of $3 million on the sale of a former manufacturing facility in Mexico.

Restructuring and acquisition-related costs in fiscal 2021 related to the following: $4 million for post-closure costs relating to the Company's former textile manufacturing and sewing operations in Mexico; $2 million for a yarn-spinning plant in the U.S., that was closed in 2020, including a lease exit charge; $1 million in transaction costs incurred in connection with the acquisition of Frontier Yarns; and $1 million in other costs, to complete restructuring activities that were initiated in prior years.

Restructuring and acquisition-related costs in fiscal 2020 related to the following: $23 million for the closure of a yarn-spinning plant in the U.S., including accelerated depreciation of right-of-use assets and equipment; $11 million for the closure of textile manufacturing and sewing operations in Mexico; $6 million for the exit of ship-to-the-piece activities, including computer software write-downs and warehouse consolidation costs; $2 million for SG&A workforce reductions; and $7 million in other costs, including costs incurred to complete restructuring activities that were initiated in fiscal 2019.

GILDAN 2022 REPORT TO SHAREHOLDERS 15

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5.6 Impairment of intangible assets/(Impairment reversal of intangible assets, net of write downs)

During fiscal 2022, based on the results of the impairment test performed on January 1, 2023, we recorded an impairment charge for our hosiery cash-generating unit (CGU) of $62 million, relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions, as described in note 11 to the audited annual consolidated financial statements for the year ended January 1, 2023. The impairment charge results from a decline in the fair value of the Hosiery CGU, mainly due to the impact of the current macroeconomic environment on market conditions.

During fiscal 2021, based on the results of the impairment test performed on January 2, 2022, the estimated recoverable amount for the Hosiery cash-generating unit (CGU) was in excess of its carrying value, and as such the Company recorded an impairment reversal of $56 million at January 2, 2022, relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions, as described in note 11 to the audited annual consolidated financial statements for the year ended January 1, 2023. The events and circumstances that led to this reversal included improved margins and forecasted earnings, as well as the improvement of the economic environment and the prevailing outlook for this category. The Company also wrote off certain intangible assets of $24 million, that were assessed as having no future economic benefit. These asset write-offs related to the Company’s plan to exit its sheer panty hose, tights, leggings, ladies shapewear, intimates, and accessories products, marketed under the Secret®, Silks®, Secret Silky® and Therapy Plus® brands.

During the first quarter of fiscal 2020, due to the adverse impacts of the COVID-19 pandemic on global economic activity and enterprise values of companies worldwide, including its impact on the Company’s business and share price, we recorded an impairment charge for our Hosiery CGU of $94 million, relating to goodwill and intangible assets acquired during previous sock and hosiery business acquisitions.

5.5.7 Operating income and adjusted operating income

				Variation 2022-2021	Variation 2021-2020
(in $ millions, or otherwise indicated)	2022	2021	2020

Operating income (loss)	603.4	651.9	(180.8)	(48.5)	832.7
Adjustment for:
Restructuring and acquisition-related costs(1)	0.5	8.2	48.2	(7.7)	(40.0)
Impairment of intangible assets (Impairment reversal of intangible assets, net of write-downs)(1)	62.3	(31.5)	94.0	93.8	(125.5)
Impact of strategic product line initiatives	(1.0)	8.8	60.0	(9.8)	(51.2)
Discontinuance of PPE SKUs	—	—	6.2	—	(6.2)
Net insurance gains	(25.9)	(46.0)	(9.6)	20.1	(36.4)
Adjusted operating income(2)	639.3	591.4	18.0	47.9	573.4
Operating margin	18.6%	22.3%	(9.1)%	(3.7) pp	31.4 pp
Adjusted operating margin(2)	19.7%	20.2%	0.9%	(0.5) pp	19.3 pp
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2022 compared to fiscal 2021
The decline in operating income reflected the non-cash impairment charge for our hosiery cash-generating unit (CGU) taken in the fourth quarter compared to a reversal of impairment last year and lower insurance accounting gains compared to last year (which accounted for most of the decline in operating margin), which more than offset the contribution from higher sales. On an adjusted basis, we generated higher operating income which was driven primarily by the year-over-year increase in sales, partly offset by a lower adjusted operating margin. The decrease of 50 basis points on an adjusted basis largely reflected lower gross margins which offset the benefit of SG&A sales leverage.

GILDAN 2022 REPORT TO SHAREHOLDERS 16

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fiscal 2021 compared to fiscal 2020
The improvement in operating and adjusted operating income in fiscal 2021 compared to fiscal 2020 was mainly due to the significant year-over-year sales recovery, strong gross and adjusted gross margin performance, partially offset by higher SG&A expenses. The operating income increase in fiscal 2021 was also due to lower restructuring and acquisition-related costs and the benefit of the reversal of impairment of intangible assets in fiscal 2021 compared to a charge for the impairment of goodwill and intangible assets recognized in fiscal 2020.

5.5.8 Financial expenses, net

				Variation 2022-2021	Variation 2021-2020
(in $ millions)	2022	2021	2020

Interest expense on financial liabilities recorded at amortized cost	25.7	14.9	30.2	10.8	(15.3)
Bank and other financial charges	10.5	8.8	14.6	1.7	(5.8)
Interest accretion on discounted lease obligation	3.1	2.6	3.2	0.5	(0.6)
Interest accretion on discounted provisions	—	0.2	0.2	(0.2)	—
Foreign exchange (gain) loss	(2.3)	0.8	0.2	(3.1)	0.6
Financial expenses, net	37.0	27.3	48.4	9.7	(21.1)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2022 compared to fiscal 2021
The increase in interest expense in fiscal 2022 compared to fiscal 2021 was mainly due to higher average borrowing levels, as well as the impact of higher interest rates. The increase in bank and other financial charges was mainly due to higher fees incurred relating to increased volumes in our receivable sale program. Foreign exchange gains and losses are related primarily to the revaluation of net monetary assets denominated in foreign currencies.

Fiscal 2021 compared to fiscal 2020
The decrease in interest expense in fiscal 2021 compared to fiscal 2020 was mainly due to lower average borrowing levels, as the Company fully repaid its $400 million unsecured two-year term loan on April 20, 2021. The decrease in bank and other financial charges was mainly due to fees incurred in fiscal 2020 in connection with the amendments made in June 2020 to the revolving long-term bank credit facility, both term loan facilities, and the privately issued notes.

5.5.9 Income taxes
The Company’s average effective tax rate is calculated as follows:

				Variation 2022-2021	Variation 2021-2020
(in $ millions, or otherwise indicated)	2022	2021	2020

Earnings (loss) before income taxes	566.4	624.6	(229.4)	(58.2)	854.0
Income tax expense (recovery)	24.9	17.4	(4.1)	7.5	21.5
Average effective income tax rate	4.4%	2.8%	1.8%	1.6 pp	1.0 pp
n.m. = not meaningful
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2022 compared to fiscal 2021
The income tax expense of $25 million and $17 million in fiscal 2022 and fiscal 2021, respectively, both include income tax recoveries relating to the re-recognition of previously de-recognized deferred income tax assets that we expect to recover as a result of the Company's reassessment of the recoverability of its U.S. deferred income tax assets. In addition, fiscal 2022 includes income tax expenses relating to gains on asset disposals included within restructuring and acquisition-related costs. Excluding the impact of the aforementioned income tax recoveries and excluding the impact of impairment charges and reversals, net insurance gains and restructuring and acquisition related costs, the average adjusted effective income tax rate for both years was comparable.

Fiscal 2021 compared to fiscal 2020
The income tax expense of $17 million in fiscal 2021 and the net income tax recovery of $4 million in fiscal 2020 both include income tax recoveries relating to the re-recognition of previously de-recognized deferred income tax assets that we expect to recover as a result of the Company's reassessment of the recoverability of its U.S. deferred income tax assets. In addition, fiscal 2020 includes income tax recoveries relating to restructuring and acquisition-related costs and strategic product line initiatives, as well as a tax recovery relating to the impairment charge of goodwill and intangible

GILDAN 2022 REPORT TO SHAREHOLDERS 17

MANAGEMENT'S DISCUSSION AND ANALYSIS

assets. Excluding these aforementioned income tax recoveries, the income tax expense was $26 million for fiscal 2021 compared to an income tax expense of $6 million for fiscal 2020 due to earnings incurred in fiscal 2021 compared to a net loss incurred in fiscal 2020. Notwithstanding the consolidated net loss in fiscal 2020, the Company incurred income tax expenses in certain subsidiaries that had taxable income in fiscal 2020.

The income tax recoveries in fiscal 2022 related to the re-recognition of previously de-recognized deferred income tax assets were $10 million (2021 - $9 million and 2020 - $5 million). Other income tax expense and recoveries relating to restructuring and acquisition-related costs, impairment charges and reversals, net insurance gains and strategic product line initiatives were $7 million (2021 - nil, and 2020 - $5 million recovery).

5.5.10 Net earnings, adjusted net earnings, earnings per share measures, and other performance measures

				Variation 2022-2021	Variation 2021-2020
(in $ millions, except per share amounts)	2022	2021	2020

Net earnings (loss)	541.5	607.2	(225.3)	(65.7)	832.5
Adjustments for:
Restructuring and acquisition-related costs	0.5	8.2	48.2	(7.7)	(40.0)
Impairment of goodwill and intangible assets (Impairment reversal of intangible assets, net of write-downs)	62.3	(31.5)	94.0	93.8	(125.5)
Impact of strategic product line initiatives	(1.0)	8.8	60.0	(9.8)	(51.2)
Discontinuance of PPE SKUs	—	—	6.2	—	(6.2)
Net insurance gains	(25.9)	(46.0)	(9.6)	20.1	(36.4)
Income tax expense (recovery) relating to the above-noted adjustments	7.2	—	(4.6)	7.2	4.6
Income tax (recovery) expense related to the revaluation of deferred income tax assets and liabilities(1)	(9.9)	(8.6)	(5.2)	(1.3)	(3.4)
Adjusted net earnings (loss)(2)	574.7	538.1	(36.3)	36.6	574.4
Diluted EPS	2.93	3.07	(1.14)	(0.14)	4.21
Adjusted diluted EPS(2)	3.11	2.72	(0.18)	0.39	2.90
(1) Includes an income tax recovery of $9.9 million (2021 - $8.6 million, 2020 - $5.2 million) pursuant to the recognition of previously de-recognized (in fiscal 2018 and fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets as a result of a re-assessment of the probability of realization of such deferred income tax assets.
(2) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2022 compared to fiscal 2021
The decline in net earnings and diluted EPS for 2022 was mainly due to the lower operating income and higher financial and income tax expenses. Record adjusted net earnings for 2022 of $575 million reflected the increase in adjusted operating income slightly offset by higher financial expenses. The record adjusted diluted EPS of $3.11 in 2022 also reflected the benefit of a lower year-over-year share count resulting from Company repurchases of shares under its share repurchase program.

Fiscal 2021 compared to fiscal 2020
Net earnings and adjusted net earnings generated in fiscal 2021 compared to the net loss and adjusted net loss incurred in fiscal 2020 was mainly due to the economic recovery we saw in fiscal 2021 which drove strong year-over-year operating and adjusted operating income performance, as well as lower net financial expenses, partly offset by higher income taxes.

GILDAN 2022 REPORT TO SHAREHOLDERS 18

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.6 Summary of quarterly results
The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except share and per share amounts or otherwise indicated)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021

Net sales	720.0	850.0	895.6	774.9	784.3	801.6	747.2	589.6
Net earnings	83.9	153.0	158.2	146.4	173.9	188.3	146.4	98.5
Net earnings per share
Basic(1)	0.47	0.84	0.85	0.77	0.90	0.95	0.74	0.50
Diluted(1)	0.47	0.84	0.85	0.77	0.89	0.95	0.74	0.50
Weighted average number of shares outstanding (in ‘000s)
Basic	179,680	181,980	185,506	189,344	193,841	197,334	198,464	198,418
Diluted	179,897	182,239	185,869	190,214	194,760	198,059	199,050	198,582
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

5.6.1 Seasonality and other factors affecting the variability of results and financial condition
Throughout 2021, as the economy progressively reopened and Covid restrictions eased, improved market conditions contributed to improving the Company's financial performance. In 2022, while the recovery continued to drive momentum in the imprintables channel, with a return to travel and large events, retail-end markets were impacted by a softening demand environment and the lingering effects of the pandemic on retailers. International markets continued to be impacted by a challenging economic backdrop in Europe and Asia, as well as the strict Covid policy in China. Further, as we moved through 2022, our customers managed their inventory levels more tightly as a result of the growing macro economic uncertainty.

Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decisions to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Historically, demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are typically higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibers are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

Business acquisitions may affect the comparability of results. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. Subsection 5.5.5 entitled "Restructuring and acquisition-related costs" in this MD&A contains a discussion of costs related to the Company’s restructuring actions and business acquisitions. Share repurchases have reduced our number of shares outstanding and increased our Net earnings per share (EPS) in each of the last five quarters. The Company may repurchase more shares in the future as deemed appropriate, but this remains uncertain. The effect of asset write-

GILDAN 2022 REPORT TO SHAREHOLDERS 19

MANAGEMENT'S DISCUSSION AND ANALYSIS

downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. In the fourth quarter of fiscal 2022, we reported an impairment charge of $62 million relating to our Hosiery cash-generating unit (CGU), compared to a reversal of impairment of $32 million (net of specific asset write-offs) in the fourth quarter of fiscal 2021. Our results of operations over the past two years also include net insurance gains resulting from accrued insurance recoveries for the Company’s claims for losses relating to the two hurricanes in Central America in November 2020 (Q4 2020: $10 million; Q1 2021: $6 million; Q2 2021: $13 million; Q3 2021: $30 million; Q1 2022: $0.3 million, Q4 2022: $25.6 million).

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of this MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

5.7 Fourth quarter operating results

For the three months ended	January 1, 2023	January 2, 2022
(in $ millions, except per share amounts or otherwise indicated)			Variation $	Variation %

Net sales	720.0	784.3	(64.3)	(8.2)%
Gross profit	234.8	229.3	5.5	2.4%
Adjusted gross profit(1)	209.2	239.8	(30.6)	(12.8)%
SG&A expenses	75.8	80.5	(4.7)	(5.8)%
Impairment (Reversal of impairment) of trade accounts receivable	(2.2)	(1.0)	(1.2)	n.m.
Restructuring and acquisition-related costs	6.3	4.2	2.1	50.0%
Impairment of intangible assets (Impairment reversal of intangible assets, net of write-downs)	62.3	(31.5)	93.8	n.m.
Operating income	92.6	177.1	(84.5)	(47.7)%
Adjusted operating income(1)	135.6	160.3	(24.7)	(15.4)%
Adjusted EBITDA(1)	163.6	189.9	(26.3)	(13.8)%
Financial expenses	13.3	4.7	8.6	n.m.
Income tax recovery	(4.6)	(1.5)	(3.1)	n.m.
Net earnings	83.9	173.9	(90.0)	(51.8)%
Adjusted net earnings(1)	117.2	148.5	(31.3)	(21.1)%
Basic EPS	0.47	0.90	(0.43)	(47.8)%
Diluted EPS	0.47	0.89	(0.42)	(47.2)%
Adjusted diluted EPS(1)	0.65	0.76	(0.11)	(14.5)%
Gross margin	32.6%	29.2%	n/a	3.4 pp
Adjusted gross margin(1)	29.1%	30.6%	n/a	(1.5) pp
SG&A expenses as a percentage of sales	10.5%	10.3%	n/a	0.2 pp
Operating margin	12.9%	22.6%	n/a	(9.7) pp
Adjusted operating margin(1)	18.8%	20.4%	n/a	(1.6) pp
Diluted weighted average number of common shares outstanding (in ‘000s)	179,897	194,760	n/a	n/a
n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2022 REPORT TO SHAREHOLDERS 20

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net sales for the fourth quarter ending January 1, 2023, of $720 million were down 8% over the prior year, consisting of activewear sales of $595 million, down 5%, and sales of $125 million in the hosiery and underwear category, down 21% compared to the prior year quarter. The decline in activewear sales was due to lower volumes resulting from a combination of lower POS in retail end-markets, and to a lesser extent, at North American distributors, as well as the absence of inventory replenishment versus a year ago, partly offset by higher net selling prices and the favorable impact of mix. International sales in the quarter were up 16% over the prior year, benefiting from inventory replenishment and higher net selling prices. In the hosiery and underwear category, the sales decline compared to last year was due to weak POS in retail and the impact of retailers continuing to reduce inventory levels with these impacts slightly offset by higher net selling prices.

Gross margin of 32.6% in the quarter was up 340 basis points over 2021 due mainly to the impact of $26 million in net insurance gains relating to additional hurricane insurance recoveries recognized in the quarter, and the non-recurrence of an $8 million strategic product line initiative charge in the fourth quarter of last year, partially offset by other factors noted below. On an adjusted gross margin basis which excludes the impact of net insurance gains and the strategic product line initiative charge noted above, adjusted gross margin of 29.1% was down 150 basis points compared to 30.6% last year. The decline in adjusted gross margins over 2021 was primarily due to higher raw material costs and manufacturing costs which more than offset higher net selling prices and favourable product-mix. These other factors also impacted gross margins.

SG&A expenses for the fourth quarter of $76 million were down $5 million, or 6%, compared to last year due to lower volumes, lower variable compensation expenses and cost containment efforts, which more than offset the impact of cost inflation. SG&A expenses as a percentage of net sales increased slightly by 20 basis points to 10.5% compared to 10.3% last year, as the benefit of lower expenses was more than offset by sales deleverage.

In the fourth quarter, we recorded a non-cash impairment charge for our Hosiery CGU of $62 million relating to intangible assets acquired in previous sock and hosiery business acquisitions with this charge driven by current market conditions. This charge compares to a net reversal of impairment of $32 million recorded in the fourth quarter of 2021 for the same CGU. After reflecting the net impact of the above items for both years, operating income in the fourth quarter of $93 million was down from $177 million last year.

On an adjusted basis, before reflecting the net impact of intangible asset impairment charges and reversals, accrued insurance recoveries, and restructuring and acquisition related costs in both years, we generated adjusted operating income of $136 million, or 18.8% of sales, compared to $160 million, or 20.4% of sales, in the fourth quarter of 2021. The year-over-year decrease in adjusted operating income reflected lower sales and lower adjusted gross margin, partly offset by lower SG&A expenses, while the 160 basis point decrease in adjusted operating margin was due to the decrease in adjusted gross margin. Net financial expenses of $13 million were up $8 million over the prior year, mainly due to higher interest rates on higher average borrowing levels. As a result, we reported net earnings of $84 million, or $0.47 per diluted share, for the fourth quarter of 2022 and adjusted net earnings of $117 million, or $0.65 per diluted share. This compared to net earnings of $174 million, or $0.89 per diluted share, and adjusted net earnings of $149 million, or $0.76 per diluted share, respectively, in the fourth quarter last year.

GILDAN 2022 REPORT TO SHAREHOLDERS 21

MANAGEMENT'S DISCUSSION AND ANALYSIS

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

	January 1, 2023	January 2, 2022
(in $ millions)			Variation

Cash and cash equivalents	150.4	179.2	(28.8)
Trade accounts receivable	248.8	330.0	(81.2)
Inventories	1,225.9	774.4	451.5
Prepaid expenses, deposits and other current assets	101.8	163.7	(61.9)
Accounts payable and accrued liabilities	(471.2)	(440.4)	(30.8)
Current portion of lease obligations	(13.8)	(15.3)	1.5
Income taxes payable	(6.6)	(7.9)	1.3
Current portion of long-term debt	(150.0)	—	(150.0)
Total working capital(1)	1,085.3	983.7	101.6
Current ratio(2)	2.7	3.1	n.m
n.m. = not meaningful
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Current ratio is defined as current assets divided by current liabilities.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•The decrease in cash and cash equivalents mainly reflects share repurchases under the Company's NCIB program and the payment of dividends, partially offset by increases in amounts drawn under our revolving long-term bank credit facilities and the free cash flow generated during fiscal 2022.

•The decrease in trade accounts receivable (which are net of accrued sales discounts) was mainly due to the impact of higher trade accounts receivables sold under the receivables purchase agreement and the impact of lower sales during the fourth quarter of fiscal 2022 compared to fiscal 2021.

•The increase in inventories during fiscal 2022 was mainly due to planned increases in overall unit volumes, in order to improve inventory levels from the below optimal levels at the end of Q4 2021 that had resulted from production constraints due to the impact of the 2020 hurricanes in Central America and yarn labour shortages. The increase in inventories also reflected higher unit costs due to higher fiber costs and inflationary pressure on other materials, freight and conversion costs. The Company expects that the impact of high unit costs in inventories at the end of fiscal 2022 will negatively impact gross margins in the first half of fiscal 2023 relative to margins reported for the first half of fiscal 2022.

•Prepaid expenses, deposits and other current assets are lower mainly due to a decrease in the fair value of derivative financial instrument assets which reflected the maturity of commodity forward swap contracts that were designated as hedges for the Company's cotton purchases for fiscal 2022.

•The increase in accounts payable and accrued liabilities is mainly the result of higher production, higher raw material and freight costs, partially offset by the timing of remittances to banks of sold receivable collections, as well as lower accruals for variable compensation.

•Working capital was $1,085 million as at January 1, 2023, compared to $984 million as at January 2, 2022. The current ratio at the end of fiscal 2022 of 2.7 is lower than the current ratio of 3.1 at the end of fiscal 2021, mainly due to $150 million of our long-term debt becoming current during the third quarter of fiscal 2022.

GILDAN 2022 REPORT TO SHAREHOLDERS 22

MANAGEMENT'S DISCUSSION AND ANALYSIS

6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill

	Property, plant	Right-of-use	Intangible
(in $ millions)	and equipment	assets	assets	Goodwill

Balance, January 2, 2022	985.1	92.4	306.6	283.8
Additions	242.5	11.7	5.2	—
Business dispositions	—	(8.4)	—	(13.9)
Purchase price allocation adjustment	—	—	—	1.8
Depreciation and amortization	(102.3)	(14.8)	(19.2)	—
Net carrying amounts of disposals	(10.1)	—	(0.3)	—
Write-downs and impairments	—	(3.0)	(62.3)	—
Balance, January 1, 2023	1,115.2	77.9	230.0	271.7
Certain minor rounding variances exist between the consolidated financial statements and this summary.
•Additions to property, plant and equipment are mainly due to expenditures related to the expansion of textile and sewing manufacturing operations, including our Bangladesh expansion project, and modernization of the yarn-spinning facilities acquired as part of the Frontier Yarns acquisition. Disposals are mainly due to the sale of one of our U.S. yarn spinning facilities.

•The decrease in right-of-use assets mainly reflects the disposal of our lease interest following the sale of one of our smaller U.S. yarn spinning facilities that was acquired as part of the Frontier Yarns acquisition, as well as the impact of depreciation, partially offset by manufacturing and distribution facility lease modifications entered into during 2022.

•Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The $77 million decrease in intangible assets mainly reflects the impairment charge of $62 million taken relating to the Hosiery CGU and amortization of $19 million.

•The $12 million decrease in goodwill reflects $14 million of goodwill disposed of in connection with the sale of one of the Frontier Yarns spinning facilities, partially offset by a purchase price allocation adjustment due to a change in our preliminary valuation of assets acquired and liabilities assumed in connection with the Frontier acquisition.

GILDAN 2022 REPORT TO SHAREHOLDERS 23

MANAGEMENT'S DISCUSSION AND ANALYSIS

6.3 Other non-current assets and non-current liabilities

	January 1, 2023	January 2, 2022
(in $ millions)			Variation

Deferred income tax assets	16.0	17.7	(1.7)
Other non-current assets	2.5	3.8	(1.3)
Long-term debt	(780.0)	(600.0)	(180.0)
Lease obligations	(80.2)	(93.8)	13.6
Other non-current liabilities(1)	(56.2)	(59.9)	3.7
(1) Other non-current liabilities include provisions and employee benefit obligations.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•See section 8.0 entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt.

•The decrease in lease obligations mainly reflects the payments made during the fiscal year, as well as the disposal of our lease obligation which was sold as part of the sale of one of the Frontier Yarns spinning facilities, partially offset by the impact of manufacturing and distribution facility lease renewals entered into during the year.

7.0 CASH FLOWS
7.1 Cash flows from (used in) operating activities

(in $ millions)	2022	2021	Variation

Net earnings	541.5	607.2	(65.7)
Adjustments for:
Depreciation and amortization	124.9	135.4	(10.5)
Non-cash restructuring (gains) costs related to property, plant and equipment, right-of-use assets, and computer software	(3.3)	3.1	(6.4)
Impairment of intangible assets (Impairment reversal of intangible assets, net of write-downs)	62.3	(31.5)	93.8
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to inventory and net earnings	(11.3)	8.0	(19.3)
Insurance recovery gain, net of loss on disposal of property, plant and equipment	(34.2)	(43.7)	9.5
Share-based compensation	32.4	37.7	(5.3)
Other	8.1	(2.0)	10.1
Changes in non-cash working capital balances	(307.1)	(96.7)	(210.4)
Cash flows from operating activities	413.3	617.5	(204.2)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•Cash flows from operating activities were $413 million in fiscal 2022, compared to $618 million in fiscal 2021. Operating cash flows were mainly impacted in fiscal 2022 by a higher increase in non-cash working capital, as explained below.

•The net increase in non-cash working capital was $307 million in fiscal 2022, compared to a net increase of $97 million during fiscal 2021. The higher increase in non-cash working capital compared to last year was mainly due to a higher increase in inventories, partially offset by a decrease in trade accounts receivable in fiscal 2022 compared to an increase in fiscal 2021.

GILDAN 2022 REPORT TO SHAREHOLDERS 24

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.2 Cash flows from (used in) investing activities

(in $ millions)	2022	2021	Variation

Purchase of property, plant and equipment	(239.1)	(127.5)	(111.6)
Purchase of intangible assets	(5.4)	(2.8)	(2.6)
Business dispositions (acquisitions)	33.5	(164.0)	197.5
Proceeds from insurance related to property, plant and equipment (PP&E) and other disposals of PP&E	28.6	106.4	(77.8)
Cash flows used in investing activities	(182.4)	(187.9)	5.5
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•The increase in cash flows used in investing activities in fiscal 2022 was due to planned higher capital spending, as well as a decrease in insurance proceeds relating to property, plant and equipment damaged from the 2020 hurricanes in Central America, partially offset by the proceeds from the sale of one of our U.S. yarn spinning facilities.

•Capital expenditures1 during fiscal 2022 are described in section 6.2 of this MD&A entitled "6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill", and our projected capital expenditures for the next fiscal year are discussed in section 8.0 entitled “Liquidity and capital resources” in this MD&A.

7.3 Free cash flow

(in $ millions)	2022	2021	Variation

Cash flows from operating activities	413.5	617.5	(204.0)
Cash flows used in investing activities	(182.4)	(187.8)	5.4
Adjustment for:
Business (dispositions) acquisitions	(33.5)	164.0	(197.5)
Free cash flow(1)	197.6	593.7	(396.1)
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•For fiscal 2022, the year-over-year decrease in free cash flow of $396 million was mainly due to lower operating cash flows of 204 million, as well as the higher capital expenditures compared to the same period last year, and a decrease in insurance proceeds relating to damaged equipment.

1 Capital expenditures include purchases of property, plant & equipment and intangible assets.

GILDAN 2022 REPORT TO SHAREHOLDERS 25

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.4 Cash flows from (used in) financing activities

(in $ millions)	2022	2021	Variation

Increase in amounts drawn under revolving long-term bank credit facility long-term bank credit facilities	330.0	—	330.0
Payment of term loan	—	(400.0)	400.0
Payment of lease obligations	(16.6)	(21.5)	4.9
Dividends paid	(123.8)	(90.5)	(33.3)
Proceeds from the issuance of shares	15.0	9.4	5.6
Repurchase and cancellation of shares	(449.2)	(245.1)	(204.1)
Share repurchases for settlement of non-Treasury RSUs	(8.3)	(4.3)	(4.0)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(5.5)	(2.8)	(2.7)
Cash flows used in financing activities	(258.4)	(754.8)	496.4
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•Cash flows used in financing activities for fiscal 2022 mainly reflected the repurchase and cancellation of common shares under NCIB programs as discussed in section 8.5 of this MD&A, the payment of dividends, and payments made during the period on lease obligations, partially offset by cash inflows of $330 million from funds drawn on our long-term bank credit facilities. See section 8.0 of this MD&A entitled “Liquidity and capital resources” for the discussion on long-term debt.

•The Company paid $124 million of dividends during fiscal 2022 compared to $90 million of dividends during fiscal 2021. The year-over-year increase is due to the 10% increase in the amount of the quarterly dividend approved by the Board of Directors on May 4, 2022, as well the impact of the reinstatement of the Company's quarterly dividend during the second quarter of fiscal 2021, partially offset by the impact of lower common shares outstanding as a result of the repurchase and cancellation of common shares executed since fiscal 2018 under NCIB programs.

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Capital allocation framework
Historically, our primary uses of funds have been for working capital requirements, capital expenditures, business acquisitions, and the payment of dividends and share repurchases, which we have funded with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use is to fund our organic growth with the required capital investments. Beyond these requirements, our next priorities for capital allocation are to support our dividends and for opportunistic complementary acquisitions with a preference towards opportunities that could enhance our supply chain model. In addition, we have used excess cash to repurchase shares under normal course issuer bid programs.

The Company has set a fiscal year-end net debt leverage target ratio1 of one to two times pro-forma adjusted EBITDA for the trailing twelve months, which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities. We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities will continue to provide us with sufficient liquidity to fund our organic growth strategy, including anticipated working capital and projected capital expenditures averaging 6% to 8% of annual sales, repay or refinance the portion of our notes payable coming due in August 2023, and allow for the continued payment of dividends and continued share repurchases in line with our leverage framework and value considerations. Refer to note 26 of the audited annual consolidated financial statements for the year ended January 1, 2023 for an update on the Company’s liquidity risk.

1 This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

GILDAN 2022 REPORT TO SHAREHOLDERS 26

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.2 Long-term debt and net debt and net debt leverage ratio
The Company's long-term debt as at January 1, 2023 is described below.

	Effective interest rate (1)	Principal amount		Maturity date
(in $ millions, or otherwise indicated)		January 1, 2023	January 2, 2022
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	3.4%	330.0	—	March 2027
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	3.0%	300.0	300.0	June 2026
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(5)	n/a	—	100.0	August 2023
Notes payable, interest at Adjusted LIBOR plus a spread of 1.53%, payable quarterly(5)(6)	n/a	—	50.0	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(5)	2.9%	100.0	100.0	August 2026
Notes payable, interest at Adjusted LIBOR plus a spread of 1.57%, payable quarterly(5)(6)	2.9%	50.0	50.0	August 2026
		780.0	600.0
Current portion of long-term debt
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(5)	2.7%	100.0	—	August 2023
Notes payable, interest at Adjusted LIBOR plus a spread of 1.53%, payable quarterly(5)(6)	2.7%	50.0	—	August 2023
		150.0	—
Long-term debt		930.0	600.0
(1) Represents the annualized effective interest rate for the year ended January 1, 2023, including the cash impact of interest rate swaps, where applicable.
(2) SOFR advances at adjusted Term SOFR (includes a 0.00% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3) The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $43.9 million (January 2, 2022 - $51.1 million) has been committed against this facility to cover various letters of credit.
(4) The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(5) The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.
(6) Adjusted LIBOR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.53%.

On June 30, 2022, the Company amended its notes purchase agreement to include LIBOR fallback provisions to replace LIBOR with adjusted term SOFR, adjusted daily simple SOFR or any relevant alternate rate selected by the note holders and the Company upon a benchmark transition event or early opt-in election.

On March 25, 2022, the Company amended and extended its unsecured revolving long-term bank credit facility of $1 billion to March 2027. As part of the amendment, LIBOR references were replaced with Term Secured Overnight Financing Rate (‘‘Term SOFR’’) and the revolving facility includes a sustainability-linked loan ("SLL") structure, whereby its applicable margins are adjusted upon achievement of certain sustainability targets, commencing in 2023. Revolving facility advances made prior to these amendments continue to apply LIBOR rates until the end of their term.

On March 25, 2022, the Company amended its $300 million term loan to replace LIBOR references by Term SOFR references.

GILDAN 2022 REPORT TO SHAREHOLDERS 27

MANAGEMENT'S DISCUSSION AND ANALYSIS

On April 20, 2021, the Company fully repaid its $400 million unsecured two-year term loan which was due on April 6, 2022. In June 2021, the Company amended its unsecured term loan of $300 million to extend the maturity dates from April 2025 to June 2026.

On June 26, 2020, given the rapidly changing environment and level of uncertainty created by the COVID-19 pandemic, the Company amended its various loans and note agreements to modify its covenants and provide increased financial flexibility. The amendments effected changes to certain provisions and financial covenants during the period beginning March 30, 2020 and ending April 4, 2021 (the “covenant relief period”), and included restrictions with respect to dividends, share repurchases, and capital expenditures. Effective April 5, 2021, a covenant relief period expired, and the Company subsequently reinstated its quarterly dividend, as explained in section 8.4 of this MD&A entitled "Declaration of dividend", and also reinstated its share repurchase program during the third quarter of 2021, as explained in section 8.5 of this MD&A entitled “Normal course issuer bid (NCIB)”.

The Company was in compliance with all financial covenants as at January 1, 2023. The Company expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts.

(in $ millions)	January 1, 2023	January 2, 2022
Long-term debt (including current portion)	930.0	600.0
Bank indebtedness	—	—
Lease obligations (including current portion)	94.0	109.1
Total debt(1)	1,024.0	709.1
Cash and cash equivalents	(150.4)	(179.2)
Net debt(1)	873.6	529.9
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Gildan’s net debt leverage ratio as at January 1, 2023, was 1.1 times (January 2, 2022 - 0.7 times). The Company’s net debt leverage ratio is calculated as follows:

	January 1, 2023	January 2, 2022
(in $ millions, or otherwise indicated)

Adjusted EBITDA for the trailing twelve months(1)	764.2	726.8
Adjustment for:
Business acquisitions	—	22.8
Pro-forma adjusted EBITDA for the trailing twelve months(1)	764.2	749.6
Net debt(1)	873.6	529.9
Net debt leverage ratio(1)(2)	1.1	0.7
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 1.3 at January 1, 2023
Certain minor rounding variances exist between the consolidated financial statements and this summary.

The total net debt to EBITDA ratios (as defined in the credit facility agreement and its amendments) vary from the definition of the Company’s non-GAAP ratio and non-GAAP financial measures “net debt leverage ratio” and “adjusted EBITDA”, respectively, as presented in this MD&A in certain respects. The definitions in the loan and note agreements are based on accounting for all leases in accordance with previous accounting principles whereby the Company’s leases for premises were accounted for as operating leases, while the Company’s reported net debt leverage ratio reflects lease accounting in accordance with the Company’s current accounting policies. In addition, adjustments permitted to EBITDA in the loan and note agreements vary from the adjustments used by the Company in calculating its adjusted EBITDA non-GAAP financial measure, and EBITDA as calculated in the loan and note agreements was also impacted by certain

GILDAN 2022 REPORT TO SHAREHOLDERS 28

MANAGEMENT'S DISCUSSION AND ANALYSIS

provisions applicable during the covenant relief period. As a result of these differences, our total net debt to EBITDA ratio for purposes of our loan and note agreements was 1.3 at the end of fiscal 2022 (2021 - 0.8).

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

8.3 Outstanding share data
Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at February 21, 2023, there were 179,721,939 common shares issued and outstanding along with 2,734,343 stock options and 72,601 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. Treasury RSUs are used exclusively for one-time awards to attract candidates or for retention purposes and their vesting conditions, including any performance objectives, are determined by the Board of Directors at the time of grant.

8.4 Declaration of dividend
The Company paid dividends of $123.8 million during the year ended January 1, 2023. On February 21, 2023, the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.186 per share for an expected aggregate payment of $33 million which will be paid on April 10, 2023, on all of the issued and outstanding common shares of the Company, rateably and proportionately, to the holders of record on March 14, 2023. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt covenant and repayment obligations, capital requirements, the macro-economic environment, and present and/or future regulatory and legal restrictions.

The Company's dividend payout policy and the declaration of dividends are subject to the discretion of the Board of Directors and, consequently, there can be no assurances that Gildan's dividend policy will be maintained or that dividends will be declared in respect of any quarter or other future periods. The declaration of dividends by the Board of Directors is ultimately dependent on the Company’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A.

8.5 Normal course issuer bid (NCIB)
On August 4, 2021, the Company received Board and Toronto Stock Exchange (TSX) approval for the reinstatement of its normal course issuer bid to purchase for cancellation a maximum of 9,926,177 common shares, representing 5% of the Company's issued and outstanding common shares, as at July 31, 2021 (the reference date for the NCIB). The Company was authorized to make purchases under the normal course issuer bid during the period from August 9, 2021 to August 8, 2022 in accordance with the requirements of the TSX.

On February 22, 2022, the Company received approval from the Toronto Stock Exchange (TSX) to amend its current NCIB, which commenced on August 9, 2021, in order to increase the maximum number of common shares that may be repurchased from 9,926,177, or 5% of the Company’s issued and outstanding common shares as at July 31, 2021 (the reference date for the NCIB), to 19,477,744 common shares, representing 10% of the public float as at July 31, 2021. No other terms of the NCIB were amended.

The automatic share purchase plan (ASPP) entered into with a designated broker on August 9, 2021, also remains unchanged. The ASPP allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions or self-imposed trading blackout periods. Outside of the pre-determined blackout periods, common shares may be purchased under the NCIB based on the discretion of the Company’s management, in compliance with TSX rules and applicable securities laws.

In August 2022, the Company received approval from the TSX to renew its normal course issuer bid (NCIB) program commencing on August 9, 2022, to purchase for cancellation a maximum of 9,132,337 common shares, representing 5% of the Company's issued and outstanding common shares, as at July 31, 2022 (the reference date for the NCIB).

GILDAN 2022 REPORT TO SHAREHOLDERS 29

MANAGEMENT'S DISCUSSION AND ANALYSIS

Under the NCIB, the Company is authorized to make purchases under the normal course issuer bid during the period from August 9, 2022 to August 8, 2023 in accordance with the requirements of the TSX. Purchases can be made by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative Canadian trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of common shares. During the third quarter, the Company completed share repurchases under its NCIB ending August 8, 2022 and following the renewal of the Company's NCIB, effective August 9, 2022, the Company continued to repurchase shares.

During the fiscal year ended January 1, 2023, the Company repurchased for cancellation a total of 13,096,866 common shares under its NCIB programs for a total cost of $444 million, $13 million was charged to share capital and the balance was charged to retained earnings.

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to note 26 of the audited annual consolidated financial statements for the year ended January 1, 2023 for additional details.

10.1 Off-balance sheet arrangements and maturity analysis of contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. Our material short-term cash requirements include payments under our lease obligations, purchase obligations; related to capital expenditures, cotton commitments as well as raw material and finished goods inventory, and other working capital needs. Working capital, defined as total current assets less total current liabilities, fluctuates depending on effective management of receivables from our customers, inventory levels and payables to our suppliers, as well as commodity pricing.

Our long-term material cash requirements from currently known obligations include repayment of outstanding borrowings, interest payment obligations under our credit agreement, settlements on our outstanding derivative hedge contracts, long term lease obligations, as well as minimum royalty payments.

All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, as well as minimum royalty payments, which are included in the table of contractual obligations below. We have no off-balance sheet arrangements, other than as discussed in this section. The following table sets forth the maturity of our contractual obligations by period as at January 1, 2023.

Carrying		Contractual	Less than 1	1 to 3	4 to 5	More than 5
(in $ millions)	amount	cash flows	fiscal year	fiscal years	fiscal years	fiscal years

Accounts payable and accrued liabilities	471.2	471.2	471.2	—	—	—
Long-term debt	930.0	930.0	150.0	—	780.0	—
Interest obligations(1)	—	168.4	47.1	84.1	37.2	—
Purchase and other obligations	—	598.5	335.8	132.5	87.7	42.5
Lease obligations	94.0	114.9	19.3	29.2	22.8	43.6
Total contractual obligations	1,495.2	2,283.0	1,023.4	245.8	927.7	86.1
(1) Interest obligations include expected interest payments on long-term debt as at January 1, 2023 (assuming balances remain outstanding through to maturity). For variable rate debt, the Company has applied the rate applicable at January 1, 2023 to the currently established maturity dates.

GILDAN 2022 REPORT TO SHAREHOLDERS 30

MANAGEMENT'S DISCUSSION AND ANALYSIS

As disclosed in note 24 to our 2022 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at January 1, 2023, the maximum potential liability under these guarantees was $153 million, of which $17 million was for surety bonds and $136 million was for financial guarantees and standby letters of credit.

11.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our fiscal 2022 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

11.1 Critical judgments in applying accounting policies
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash-generating units (CGUs)
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets each CGU serves. As such, the Company has identified two CGUs for purposes of testing the recoverability and impairment of non-financial assets: Textile & Sewing, and Hosiery.

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates, as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits, the Company being regularly subject to such audits. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

11.2 Key sources of estimation uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Inventory valuation
The cost of inventories may no longer be recoverable if inventories are discontinued, damaged, in excess quantities, or if their selling prices or estimated forecast of product demand decline. Discontinued, damaged, and excess inventories are carried at the net realizable value, as those inventories are sold below cost in liquidation channels. In determining the net realizable value of finished goods, the Company considers recent recovery rates and current market conditions in these channels. The Company regularly reviews inventory quantities on hand, current production plans, and forecasted future sales, and inventories are written down to net realizable value when it is determined that they are no longer fully recoverable. There is estimation uncertainty in relation to the identification of excess inventories and in the expected selling prices used in establishing the net realizable value. As at January 1, 2023, a 10% decrease or increase in the expected selling prices used to establish the net realizable value of discontinued, damaged, and excess inventories would result in either a decrease or an increase in inventories of approximately $1.6 million, with a corresponding adjustment to cost of sales. If actual market conditions are less favorable than previously projected or if liquidation of the inventory which is no longer deemed fully recoverable is more difficult than anticipated, additional write-downs may be required.

GILDAN 2022 REPORT TO SHAREHOLDERS 31

MANAGEMENT'S DISCUSSION AND ANALYSIS

Recoverability and impairment of non-financial assets
The calculation of fair value less costs of disposal or value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, cash flows, capital expenditures, and the selection of an appropriate earnings multiple or discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results, earnings multiples obtained by using market comparables as references, and discount rates which are used to reflect market-based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third-party licensing arrangements, changes to the Company’s business strategy, and changes in economic and market conditions can result in actual useful lives and future cash flows that differ significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite-life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions and the associated cash flows materially decrease, the Company may be required to record material impairment charges or accelerated depreciation and amortization charges related to its non-financial assets. Please refer to note 11 of the audited annual consolidated financial statements for the year ended January 1, 2023 for additional details on the recoverability of the Company’s cash-generating units.

12.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

12.1 Accounting policies
The Company’s audited consolidated financial statements for fiscal 2022 were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), using the same accounting policies as those applied in its fiscal 2021 audited annual consolidated financial statements.

12.2 New accounting standards and interpretations not yet applied
The following new accounting standards are not effective for the year ended January 1, 2023 and have not been applied in preparing the audited annual consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). These further amendments clarify how to address the effects on classification and disclosure of covenants which an entity is required to comply with on or before the reporting date and covenants which an entity must comply with only after the reporting date.

These amendments will be effective for annual periods beginning on or after January 1, 2024, with earlier application permitted and are to be applied retrospectively. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:

–Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.

GILDAN 2022 REPORT TO SHAREHOLDERS 32

MANAGEMENT'S DISCUSSION AND ANALYSIS

–Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.

The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction
On May 7, 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

13.0 DISCLOSURE CONTROLS AND PROCEDURES

As stated in the Canadian Securities Administrators’ National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, disclosure controls and procedures means controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings, or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures as of January 1, 2023 was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of January 1, 2023.

GILDAN 2022 REPORT TO SHAREHOLDERS 33

MANAGEMENT'S DISCUSSION AND ANALYSIS

14.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

14.1 Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109.

Our internal control over financial reporting means a process designed by, or under the supervision of, an issuer’s certifying officers, and effected by the issuer’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (3) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the annual financial statements or interim financial reports.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. As a result, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as at January 1, 2023, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation under this framework, our Chief Executive Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective as of January 1, 2023.

14.2 Attestation report of independent registered public accounting firm
KPMG LLP, an independent registered public accounting firm, which audited and reported on our consolidated financial statements, has issued an unqualified report on the effectiveness of our internal control over financial reporting as of January 1, 2023.

14.3 Changes in internal control over financial reporting
There have been no changes that occurred during the quarter beginning on October 3, 2022 and ended January 1, 2023 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

GILDAN 2022 REPORT TO SHAREHOLDERS 34

MANAGEMENT'S DISCUSSION AND ANALYSIS

15.0 RISKS AND UNCERTAINTIES

In addition to the risks previously described under the sections “Financial risk management”, “Critical accounting estimates and judgments”, and those described elsewhere in this MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations, business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business.

Our ability to implement our growth strategies and plans
The growth of our business depends on the successful execution of key strategic initiatives as part of the Gildan Sustainable Growth strategy, which is described in section 4.0 entitled "Strategy" of this MD&A. We are implementing our plan or plan to execute on various initiatives aimed at significantly expanding our global production capacity and maintaining or enhancing our cost structure, driving innovation across the organization, in our manufacturing and product-development processes, distribution and final products, as well as initiatives defined under our Next Generation ESG strategy as described in subsection 3.2.3 entitled "Environmental, Social and Governance (ESG) Program" of this MD&A. Our ability to implement our growth strategy and plans is dependent upon a number of factors, some of which are beyond our control, and include but are not limited to our ability to leverage the Company's strengths, general economic conditions and other risk factors as described in this MD&A. Further, achieving these objectives will require significant investments which may result in both short-term and long-term costs. The Company relies on cash generated from its operating activities and its credit facilities as its primary source of liquidity. To support the Company’s business and execute on its growth strategy, the Company will need to continue to generate significant amounts of cash from operations, including funds to increase the Company’s manufacturing capacity. If the Company’s business does not generate cash flow from operating activities sufficient to fund these activities, and if sufficient funds are not otherwise available from its credit facilities, the Company may need to seek additional capital to fund its business or execute its growth strategy in which case there is no assurance the Company will be successful in obtaining such additional capital on favorable terms or at all. There can be no assurance that we will be successful in the execution of these strategic initiatives, including the timely expansion of our manufacturing capacity to pursue growth or that the successful execution of these strategic initiatives will deliver the results we expect or grow our business. If we fail to effectively implement our strategy, our financial condition, results of operations, business or cash flows could be adversely affected.

Our ability to compete effectively
The markets for our products are highly competitive and evolving rapidly. Competition is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. Our competitive strengths include our expertise in building and operating large-scale, vertically integrated manufacturing hubs which allows us to operate efficiently and reduce costs, offer competitive pricing, and provide a reliable supply chain. As discussed in section 4.0 of this MD&A entitled "Strategy", we intend to increase our global production capacity, and any failure or delay in efficiently implementing or managing such increase in capacity, or doing so in a cost-effective manner, could negatively impact our cost manufacturing and distribution structure, which would negatively impact our ability to compete. There can be no assurance that we will be able to maintain our low cost manufacturing and distribution structure and remain competitive. As discussed in section 3.3 of this MD&A, we compete with domestic and international manufacturers, brands of well-established U.S. apparel and sportswear companies, as well as our own customers, including retailers and wholesale distributors that are selling basic apparel products under their own private label brands that compete directly with our brands. In addition, customer preferences continue to shift to online shopping through the use of computers, tablets, mobile phones and other devices and the Internet continues to facilitate competitive entry and comparison shopping. Failure to compete effectively and respond to evolving trends in the market, including intensifying competition from private label brands and e-commerce, and failure to adapt our operations to service the changing needs of our customers could have a negative impact on our business and results of operations. Any changes in our ability to compete effectively in the future may result in the loss of customers to competitors, reduction in customer orders or shelf space, lower prices or the need for additional customer price incentives, and other forms of marketing support to our customers, all of which could have a negative effect on our sales volumes or profitability if we are unable to offset such negative impacts with new business or cost reductions.

GILDAN 2022 REPORT TO SHAREHOLDERS 35

MANAGEMENT'S DISCUSSION AND ANALYSIS

Our ability to integrate acquisitions
The Company’s strategic opportunities may include potential complementary acquisitions that could support, strengthen, or expand our business. The integration of newly acquired businesses may prove to be more challenging, take more time than originally anticipated, or result in significant additional costs and/or operational issues, all of which could negatively affect our financial condition and results of operations. In addition, we may not be able to fully realize anticipated synergies and other benefits expected from acquisitions.

We may be negatively impacted by changes in general economic and financial conditions
General economic and financial conditions, globally or in one or more of the markets we serve, may negatively affect our business. If there is a decline in economic growth and in consumer and commercial activity, and/or adverse financial conditions exist in the credit markets, as in the case of the global credit crisis in 2008 and 2009 or the COVID-19 coronavirus (as described below), this may lead to lower demand for our products resulting in sales volume reductions and lower selling prices and may cause us to operate at levels below our optimal production capacity, which would result in higher unit production costs, all of which could negatively affect our profitability and reduce cash flows from operations. Weak economic and financial conditions could also negatively affect the financial condition of our customers, which could result in lower sales volumes and increased credit risk.

The novel COVID-19 coronavirus which was recognized as a global pandemic by the World Health Organization in March 2020 has had an adverse impact on the global economy, disrupted global supply chains and consumer spending and has caused significant volatility and disruption of financial markets. The pandemic significantly reduced economic activity and negatively affected markets around the world as governmental authorities responded with the implementation of numerous restrictive measures in order to limit the spread of the virus, including travel bans and restrictions, quarantines, shelter-in-place orders and mandated business shutdowns. In 2020, as a result of the effects of the pandemic, the Company experienced a major reduction in sales and incurred significant costs resulting from the idling of manufacturing facilities and other actions it took in an effort to navigate through the pandemic, as explained in section 5.0 of this MD&A (in particular, the subsection entitled “Impact of COVID-19 pandemic and other developments”). Although we have since then observed a recovery in global economies and consequently in the demand for our products with the easing of restrictions, rapid vaccine deployment, and resumption of travel, social gatherings, sporting, and other events at varying levels, the pandemic still impacts our business, including as a result of certain countries maintaining strict COVID-related policies through 2022. The extent of the impact of the COVID-19 pandemic on our business and our ability to execute our business strategies will depend on future developments, including the duration, severity and any resurgences of the pandemic, the implementation of containment measures, as well as vaccination rates in the markets in which we or our suppliers operate, all of which are uncertain and cannot be predicted. Accordingly, the evolving pandemic and its impacts may continue to have an adverse effect on our sales, results of operations and cash flows. In addition, any resurgence of the COVID-19 pandemic could significantly impact our supply chain. While our manufacturing facilities have reopened, we may face new or prolonged periods of facility shutdowns or work shortages with respect to some or all of our operations or the operations of the third party suppliers we rely on, due to, among other factors, a resurgence of infections of COVID-19 and variants of the virus. If there is a prolonged economic downturn resulting from the COVID-19 pandemic, including the current inflationary environment, including as a result of the potential emergence of other variants of the virus in the future, or if any of the Company’s major customers do not have sufficient liquidity to allow them to continue to operate through a prolonged economic downturn, the Company may incur operating losses, which may adversely affect the Company’s financial position, including cash operating losses, and potential additional asset write-downs and impairments. Further, weak demand for our products may lead to lower selling prices for our products and could negatively affect our margins and cash flow from operations. The COVID-19 pandemic and the current economic environment also exacerbate many of the other risks that are disclosed in this MD&A and listed above, as well as liquidity risk and credit risk that are described in section 10.0 of this MD&A entitled “Financial Risk Management”. Any estimate of the continued effects and severity of these developments is subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company's financial condition, results of operations, cash flows, or business in future periods are also subject to significant uncertainty and cannot be predicted.

GILDAN 2022 REPORT TO SHAREHOLDERS 36

MANAGEMENT'S DISCUSSION AND ANALYSIS

We rely on a small number of significant customers
We rely on a small number of customers for a significant portion of our total sales. In fiscal 2022, our top three customers accounted for 18.6%, 18.1%, and 10.7% (2021 - 15.9%, 13.9%, and 5.9%) of total sales respectively, and our top ten customers accounted for 67.9% (2021 - 58.8%) of total sales. We expect that these customers will continue to represent a significant portion of our sales in the future.

Future sales volumes and profitability could be negatively affected should one or more of the following events occur:
•a significant customer substantially reduces its purchases or ceases to buy from us, or we elect to reduce the volume of business with or cease to sell to a significant customer, and we cannot replace that business with sales to other customers on similar terms;
•a large customer exercises its purchasing power to negotiate lower prices or higher price discounts or requires us to incur additional service and other costs;
•a customer experiences operational disruptions due to fires, extreme weather conditions, natural disasters or pandemics (such as COVID-19), information system failures or incidents, and other factors;
•further industry consolidation leads to greater customer concentration and competition; and
•a customer encounters financial difficulties and is unable to meet its financial obligations.

Our customers do not commit to purchase minimum quantities
Our contracts with our customers do not require them to purchase a minimum quantity of our products or commit to minimum shelf space allocation for our products. If any of our customers experience a significant business downturn or fail to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor and retail customers, there can be no assurance that historic levels of business from any of our customers will continue in the future.

Our ability to anticipate, identify, or react to changes in consumer preferences and trends
While we currently focus on basic products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends. Our success may be negatively impacted by changes in consumer preferences which do not fit with Gildan’s core competency of marketing and large-scale manufacturing of basic apparel products. If we are unable to successfully anticipate, identify or react to changing styles or trends, or misjudge the market for our products, our sales could be negatively impacted and we may be faced with unsold inventory which could negatively impact our profitability. In addition, when introducing new products for our customers we may incur additional costs and transitional manufacturing inefficiencies as we ramp-up production or upgrade manufacturing capabilities to support such customer programs, which could negatively impact our profitability.

Our ability to manage production and inventory levels effectively in relation to changes in customer demand
Demand for our products may vary from year to year. We aim to appropriately balance our production and inventory with our ability to meet market demand. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand, we produce and carry finished goods inventory to meet the expected demand for delivery of specific product categories. If, after producing and carrying inventory in anticipation of deliveries, demand is significantly less than expected, we may have to carry inventory for extended periods of time or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in lower production levels, resulting in lower plant and equipment utilization and lower absorption of fixed operating costs. Alternatively, we are also exposed to loss of sales opportunities and market share if we produce insufficient inventory to satisfy our customers’ demand for specific product categories as a result of underestimating market demand or not meeting production targets, in which case our customers could seek to fulfill their product needs from competitors and reduce the amount of business they do with us.

GILDAN 2022 REPORT TO SHAREHOLDERS 37

MANAGEMENT'S DISCUSSION AND ANALYSIS

We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products
Cotton and polyester fibers are the primary raw materials used in the manufacture of our products. We also use chemicals, dyestuffs, and trims which we purchase from a variety of suppliers. The price of cotton fluctuates and is affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation in the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control, including the overall state of the economy and expectations for economic growth (including as a result of the current inflationary environment and COVID-19 pandemic). In addition, fluctuations in crude oil or petroleum prices affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Fluctuations in energy prices are partly influenced by government policies to address climate change, which could increase our energy costs beyond our current expectations. The Company purchases cotton and polyester fibers through its yarn-spinning facilities, and also purchases processed cotton yarn and blended yarn from outside vendors, at prices that are correlated with the price of cotton and polyester fibers. The Company may enter into contracts up to twenty-four months in advance of future delivery dates to establish fixed prices for cotton, cotton-based yarn, and polyester fiber purchases and reduce the effect of price fluctuations in the cost of cotton and polyester fibers used in the manufacture of its products. For future delivery periods where such fixed price contracts have been entered into, the Company will be protected against cotton and polyester fiber price increases but would not be able to benefit from cotton or polyester fiber price decreases. Conversely, in the event that we have not entered into sufficient fixed priced contracts for cotton or polyester fibers, or have not made other arrangements to lock in the price of cotton or polyester fibers in advance of delivery, we will not be protected against price increases, but will be in a position to benefit from any price decreases. A significant increase in raw material costs, particularly cotton and polyester fiber costs, could have a negative effect on our business, results of operations, and financial condition, if the increase or part of the increase is not mitigated through additional manufacturing and distribution cost reductions and/or higher selling prices, or if resulting selling price increases negatively impact demand for the Company’s products. In addition, when the Company fixes its cotton and polyester fiber costs for future delivery periods and the cost of cotton or polyester fibers subsequently decreases significantly for that delivery period, the Company may need to reduce selling prices, which could have a negative effect on our business, results of operations and financial condition.

We rely on key suppliers
Our ability to meet our customers’ needs depends on our ability to maintain an uninterrupted supply of raw materials and finished goods from third-party suppliers. More specifically, we source cotton, cotton-based yarns, polyester fibers, chemicals, dyestuffs, and trims primarily from a limited number of outside suppliers. In addition, a substantial portion of the products sold under the Gold Toe® portfolio of brands and licensed brands are purchased from a number of third-party suppliers. Our business, results of operations, and financial condition could be negatively affected if there is a significant change in our relationship with any of our principal suppliers of raw materials or finished goods, or if any of these key suppliers have difficulty sourcing cotton fibers and other raw materials, experience production disruptions, fail to maintain production quality, fail to qualify under our social compliance program, experience transportation disruptions or encounter financial difficulties. These events can result in lost sales, cancellation charges, or excessive markdowns, all of which can have a negative effect on our business, results of operations, and financial condition.

We may be negatively impacted by climate, political, social, and economic risks, natural disasters, pandemics, and endemics in the countries in which we operate or from which we source production
The majority of our products are manufactured in Central America, primarily in Honduras and Nicaragua, as well as the Caribbean and Bangladesh, as described in the section entitled “Our operations” in this MD&A. We also purchase significant volumes of socks from third-party suppliers in Asia. Some of the countries in which we operate or source from have experienced political, social, and economic instability in the past, and we cannot be certain of their future stability. In addition, most of our facilities and those of our key suppliers are located in geographic regions that are exposed to the risk of, and have experienced in the past, hurricanes, floods, earthquakes, pandemics, and endemics. Any such events in the future could have a negative impact on our business.

The following conditions or events could disrupt our supply chain, interrupt operations at our facilities or those of our suppliers and customers, increase our cost of sales and other operating expenses, result in a loss of sales, asset losses, or require additional capital expenditures to be incurred:

•fires, extraordinary weather conditions, or natural disasters, such as hurricanes, tornadoes, floods, extreme heat, droughts, tsunamis, typhoons, and earthquakes;

GILDAN 2022 REPORT TO SHAREHOLDERS 38

MANAGEMENT'S DISCUSSION AND ANALYSIS

•pandemics, such as COVID-19 as described under the risk entitled "We may be negatively impacted by changes in general economic and financial conditions", or endemics
•political instability, social and labour unrest, human rights violations, war, or terrorism;
•disruptions in port activities, shipping and freight forwarding services; and
•interruptions in the availability of basic services and infrastructure, including power and water shortages.

Our insurance programs do not cover every potential loss associated with our operations, including potential damage to assets, lost sales and profits, and liability that could result from the aforementioned conditions or events. In addition, our insurance may not fully cover the consequences resulting from a loss event, due to insurance limits, sub-limits, or policy exclusions. Furthermore, we may not always be able to obtain adequate insurance coverage in regions in which we operate that have a higher likelihood of experiencing natural disasters. Any occurrence not fully covered by insurance could have a negative effect on our business.

Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions
Our business is subject to a wide variety of laws and regulations across all of the countries in which we do business, which involves the risk of legal and regulatory actions regarding such matters as international trade, competition, taxation, environmental, health and safety, product liability, employment practices, patent and trademark infringement, corporate and securities legislation, licensing and permits, data privacy, bankruptcies, and other claims. Some of these compliance risks are further described in this "Risks and uncertainties" section of the MD&A. In the event of non-compliance with such laws and regulations, we may be subject to regulatory actions, claims and/or litigation which could result in fines, penalties, claim settlement costs or damages awarded to plaintiffs, legal defense costs, product recalls and related costs, remediation costs, incremental operating costs and capital expenditures to improve future/ongoing compliance, and damage to the Company’s reputation. In addition, non-compliance with certain laws and regulations could result in regulatory actions that could temporarily or permanently restrict or limit our ability to conduct operations as planned, potentially resulting in lost sales, closure costs, and asset write-offs. Due to the inherent uncertainties of litigation or regulatory actions in both domestic and foreign jurisdictions, we cannot accurately predict the ultimate outcome of any such proceedings.

Laws and regulations are constantly changing and are often complex, and future compliance cannot be assured. Changes necessary to maintaining compliance with these laws and regulations may increase future compliance costs and have other negative impacts on our business, results of operations, and financial condition.

As part of the regulatory and legal environments in which we operate, Gildan is subject to anti-bribery laws that prohibit improper payments directly or indirectly to government officials, authorities, or persons defined in those anti-bribery laws in order to obtain business or other improper advantages in the conduct of business. Failure by our employees, subcontractors, suppliers, agents, and/or partners to comply with anti-bribery laws could impact Gildan in various ways that include, but are not limited to, criminal, civil and administrative legal sanctions, negative publicity, and could have a negative effect on our reputation as well as our business, results of operations, and financial condition.

We rely on certain international trade (including multilateral and bilateral) agreements and preference programs and are subject to evolving international trade regulations
As a multinational corporation, we are affected by import tariffs, including the potential imposition of anti-dumping or countervailing duties or other trade remedies on our raw materials and finished goods, international trade legislation, and bilateral and multilateral trade agreements and trade preference programs in the countries in which we operate, source, and sell products. To remain globally competitive, we have situated our manufacturing facilities in strategic locations to benefit from various free trade agreements and trade preference programs. Furthermore, management continuously monitors new developments and evaluates risks relating to duties including anti-dumping and countervailing duties, including anti-dumping and countervailing duties, tariffs, quantitative limitations and proposed trade restrictions that could impact our approach to global manufacturing and sourcing, and adjusts as needed.

GILDAN 2022 REPORT TO SHAREHOLDERS 39

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company relies on a number of preferential trade programs which provide duty free access to the U.S. market for goods meeting specified rules of origin, including the Dominican Republic - Central America - United States Free Trade Agreement (CAFTA-DR), the Caribbean Basin Trade Partnership Act (CBTPA), and the Haiti Economic Lift Program (HELP) previously referred to as the Haitian Hemispheric Opportunity through Partnership Encouragement Act (HOPE). Collectively, these agreements strengthen U.S. economic relations and expand trade with Central America, the Dominican Republic, and Haiti, where we have substantial manufacturing operations and activities. The Company also relies on preferential trade agreements to access the European Union, Canada, and other markets. Changes to trade agreements or trade preference programs on which the Company currently relies on or the entry into force of trade-restricting legislation may negatively impact our global competitive position. The likelihood that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

Recently there has been an increasing focus on U.S. domestic manufacturing that has drawn worldwide attention. While a significant proportion of our costs to manufacture our products originate in the United States, the Company also has significant operations outside the United States. There can be no assurance that the recent and continuing focus in this area may not attract negative publicity on the Company and its activities, lead to adverse changes in the international trade agreements and preference programs on which the Company currently relies, the implementation of anti-dumping or countervailing duties or additional tariffs on imports of our raw materials or finished goods into the United States, or further U.S. tax reform that could increase our effective income tax rate. Furthermore, the imposition of non-tariff barriers by the countries into which we sell our products internationally may also impact our ability to service such markets. Any of these outcomes could negatively impact our ability to compete effectively and negatively affect our results of operations.

Many trade agreements provide for the application of special safeguards in the form of reinstatement of normal duties if increased imports constitute a substantial cause of serious injury, or threat thereof, to a domestic industry. The likelihood that a safeguard will be adopted and the extent of its impact on our business cannot be determined with certainty.

Furthermore, the imposition of any new import tariffs in any of the countries in which we operate may also negatively impact our global competitive position. For example, United States domestic laws provide for the application of anti-dumping or countervailing duties on imports of products into the United States where determinations are made by the relevant agencies that such imported products have been subsidized and/or are being sold at less than “fair value” in the case of anti-dumping determinations, or have been subsidized by a foreign government, in the case of countervailing duty determinations, and that such imports are causing a material injury to the domestic industry. The mechanism to implement anti-dumping and countervailing duties is available to every World Trade Organization member country. The impact of the imposition of such duties on products we import into the United States or other markets cannot be determined with certainty.

The United States withdrew from the Trans-Pacific Partnership Agreement (TPP) in 2017, but the other negotiating countries went on to conclude the Comprehensive Progressive Trans-Pacific Partnership (CPTPP) in 2018. Thus far, Australia, Canada, Japan, Mexico, New Zealand, Peru, Singapore, Vietnam, and Malaysia have ratified and implemented CPTPP. Brunei and Chile will not benefit until they complete their ratification processes. CPTPP may negatively affect our competitive position in some of the countries in which we sell our products.

The European Union has an Association Agreement with Central America, including Honduras and Nicaragua, where we have production operations. The European Union also has preferential trade arrangements with other countries. Further, the European Union maintains a Generalized System of Preferences (GSP) and the Everything But Arms programs (EBA). These programs allow free or reduced duty entry into the European Union of qualifying articles, including apparel, from developing countries and least developed countries where we have manufacturing operations, including Haiti and Bangladesh. The European Union also affords preference to qualifying apparel from notable production venues including Vietnam, Myanmar and Pakistan, which could negatively impact our competitive position in the European Union. Any changes to these agreements, could have a negative impact on our operations.

On June 23, 2016, the United Kingdom (“UK”) voted to leave the EU (“Brexit”). The transition period for the UK’s withdrawal ended on December 31, 2020, and the UK formally left the EU on January 1, 2021. While the UK has entered into continuity agreements with Central American and CARIFOROM trade partners and has officially published regulations governing the new UK Generalized System of Preferences program, the competitiveness or our supply chain in the UK and the EU could be negatively impacted if the UK fails to effectively implement these agreements and programs or make them permanent.

GILDAN 2022 REPORT TO SHAREHOLDERS 40

MANAGEMENT'S DISCUSSION AND ANALYSIS

China extends duty-free and quota-free trade benefits to apparel under the Asia-Pacific Trade Agreement and under a special preferential tariff program for least developed countries, including to chief-weight cotton apparel from Bangladesh. Changes to the agreement or preference program could have a negative impact on our operations. In 2021, the United Nations General Assembly passed a resolution to “graduate” Bangladesh from the least developed country category to the developing country category. The resolution established a five-year grace period. This change in Bangladesh’s status could lead to a reduction or loss of trade preferences for its imports into Canada, the EU, the United Kingdom, Japan,
Australia, and other countries. Bangladesh’s reduction or loss of trade preferences and benefits may negatively affect our competitive position in some of the countries in which we sell our products.

Many Chinese imports into the United States are subject to additional trade remedy duties under section 301 of the Trade Act of 1974. The items on Lists 3, 4A, and 4B under this action include textiles and apparel. Currently, goods on List 4A, which include many apparel articles, are subject to 7.5 percent additional duty. However, China has reportedly failed to meet its commitments under the January 15, 2020 “Phase 1” agreement with the United States, which could result in tariffs for goods on List 4A increasing from 7.5% to 15%. Goods on List 4B, which include the majority of apparel articles, are currently not subject to additional duties, however the United States may decide to impose tariffs on these goods as well or take other measures against Chinese goods. These changes, or the imposition of any further duties on Chinese goods, could negatively impact our operations.

The United States has determined that the mass detention and treatment of Uyghurs and other ethnic minorities in the Xinjiang Uyghur Autonomous Region (XUAR) of China includes and gives rise to forced labour. On December 23, 2021, United States President Biden signed into law the Uyghur Forced Labor Prevention Act (UFLPA), which establishes a presumption that any goods produced or manufactured in whole or in part in XUAR were made with forced labour and are inadmissible into the United States unless importers present clear and convincing evidence that the goods were not made with forced labour. Under the law, which came into effect on June 21, 2022, the U.S. Department of Homeland Security chairs a government task force charge with developing and implementing an enforcement strategy. The strategy that has been announced identifies apparel and cotton products as high priority sectors of enforcement. This enforcement strategy and the broad new legal authority of the UFLPA follows previously expanded enforcement against the importation of goods made with forced labour. The UFLPA supersedes the withhold release order (WRO) on cotton and products containing cotton from the XUAR, under which U.S. Customs and Border Protection (CBP) was instructed to detain cotton products including apparel, textiles and other products containing cotton grown or produced in the XUAR. CBP can detain, exclude, or seize shipments. Legislation focused on eradicating forced labour is pending in the United Kingdom, Canada, and the European Union. While we do not source product from the XUAR region and have taken increased actions to ensure our entire supply chain is free of any forced labour, there is nonetheless a risk, given the presence of XUAR origin cotton in global supply chains, that our business could be affected by these restrictions.

The U.S. Generalized System of Preferences program expired on December 31, 2020. Although the expired program did not include duty-free preference for textile and apparel products, any renewal of the program incorporating duty-free access of textiles and apparel into the U.S. for beneficiary countries could adversely impact our competitiveness in the United States.

The Regional Comprehensive Economic Partnership (RCEP) is a free trade agreement among Australia, Brunei, Cambodia, China, Indonesia, Japan, Laos, Malaysia, Myanmar, New Zealand, the Philippines, Singapore, South Korea, Thailand, and Vietnam. On January 1, 2022, the agreement entered into force among Australia, Brunei, Cambodia, China, Japan, Laos, New Zealand, Singapore, Thailand and Vietnam. RCEP then entered into force for the South Korea on February 1, 2022, for Malaysia on March 18, 2022, and for Indonesia on January 2, 2023. Once ratified by all signatories, RCEP will be the world’s largest free trade agreement based on member’s GDP. As the RCEP is implemented and utilized, it may negatively affect our competitive position in some of the countries in which we sell our products.

Japan's Generalized System of Preferences scheme currently allows duty-free entry of qualifying goods from Bangladesh. Any change to Japan’s GSP preference program could negatively impact our operations.

Overall, changes to trade agreements or trade preference programs that we leverage in our key country markets, or new agreements that liberalize access for our competitors, could negatively impact our competitiveness in those markets. The likelihood of such changes, or of modification, suspension, or termination of the agreements and preference programs around which we have built our manufacturing supply chain, and the extent of the impact on our business, cannot be determined with certainty.

GILDAN 2022 REPORT TO SHAREHOLDERS 41

MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition, the Company is subject to customs audits as well as valuation and origin verifications in the various countries in which it operates. Although we believe that our customs compliance programs are effective at ensuring the eligibility of all goods manufactured for the preferential treatment claimed upon importation, and compliance with other applicable customs requirements, we cannot predict the outcome of any governmental audit or inquiry.

The Company operates two U.S. foreign trade zones (FTZs) at two of its distribution warehouses in North Carolina and South Carolina. FTZs enhance efficiencies in the customs entry process and allow for the non-application of duty on certain goods distributed internationally. FTZs are highly regulated operations and while the Company believes it has adequate systems and controls in place to manage the regulatory requirements associated with its FTZ, we cannot predict the outcome of any governmental audit or examination of its FTZ.

Over the past two decades, governmental bodies have responded to the increased threat of terrorist activity by requiring greater levels of inspection of imported goods and imposing security requirements on importers, carriers, and others in the global supply chain. These added requirements can sometimes cause delays and increase costs in bringing imported goods to market. We believe we have effectively addressed these requirements to maximize velocity in our supply chain, but changes in security requirements or tightening of security procedures, for example, in the aftermath of a terrorist incident, could cause delays in our goods reaching the markets in which we distribute our products.

Textile and apparel articles are generally not subject to specific export restrictions or licensing requirements in the countries where we manufacture and distribute goods. However, the creation of export licensing requirements, imposition of restrictions on export quantities, or specification of minimum export prices could negatively impact our business. In addition, unilateral and multilateral sanctions on dealings with certain countries and persons are unpredictable, and they continue to evolve in response to economic and political events, and could impact our trading relationships with vendors or customers.

Factors or circumstances that could increase our effective income tax rate
The Company benefits from a low overall effective corporate tax rate as the majority of its profits are earned and the majority of its sales, marketing, and manufacturing operations are carried out in low tax rate jurisdictions in Central America and the Caribbean. The Company’s income tax filing positions and income tax provisions are based on interpretations of applicable tax laws in the jurisdictions in which it operates, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. Although the Company believes its tax filing positions are sustainable, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities in any jurisdictions in which we operate, and the final result may vary compared to the estimates and assumptions used by management in determining the Company’s consolidated income tax provision and in valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a negative impact on the Company’s financial condition, results of operations, and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed.

The Company's overall effective income tax rate may also be adversely affected by the following: changes to current domestic laws in the countries in which the Company operates; changes to or terminations of the income tax treaties the Company currently relies on; an increase in income and withholding tax rates; changes to free trade and export processing zone rules in certain countries where the Company is currently not subject to income tax; changes in domestic laws and income tax treaties that may result from the Organization for Economic Co-operation and Development (OECD) initiatives against base erosion and profit shifting (BEPS), including the implementation of a global minimum tax which is discussed in greater detail below; changes to guidance regarding the interpretation and application of domestic laws, free trade and export processing zones, and income tax treaties; increases in the proportion of the Company's overall profits being earned in higher tax rate jurisdictions due to changes in the locations of the Company's operations; or other factors.

GILDAN 2022 REPORT TO SHAREHOLDERS 42

MANAGEMENT'S DISCUSSION AND ANALYSIS

In October 2021, 136 jurisdictions, including Canada, agreed to the OECD’s BEPS initiative that aims to provide a two-pillar solution to the tax challenges arising from the digitalization of the economy. The agreement consists of two pillars, known as Pillar One and Pillar Two. Generally, Pillar One makes changes to the profit allocation and nexus rules applicable to business profits and would apply to multinational enterprises with annual global revenues greater than 20 billion euros and profitability above 10%, with the revenue threshold expected to be reduced to 10 billion euros over time. Based on the minimum revenue threshold, the Company is currently expected to be outside the scope of Pillar One. Pillar Two provides for a 15% global minimum tax and would apply to multinational enterprises with annual global revenues greater than 750 million euros. On December 20, 2021, the OECD published detailed model rules to assist jurisdictions in the domestic implementation of Pillar Two in a manner consistent with the agreement reached in October 2021 and released commentary to those rules in March 2022. Many jurisdictions are currently proposing to implement the main component of Pillar Two by the start of 2024, and the European Union member states have recently unanimously adopted a Council Directive which requires the main component of Pillar Two to be transposed into member states’ domestic laws by the start of 2024. If Pillar Two is enacted by the various jurisdictions in which the Company operates, including but not limited to Canada, United States, Barbados, Honduras, United Kingdom and the European Union, it could significantly increase the Company’s low effective income tax rate and would result in a material increase to our tax provisions and annual income tax expense, which would adversely affect our results of operations and cash flows.

We have not recognized a deferred income tax liability for the undistributed profits of our subsidiaries, as we currently have no intention to repatriate these profits. If our expectations or intentions change in the future, we could be required to recognize a charge to earnings for the tax liability relating to the undistributed profits of our subsidiaries, which would also result in a corresponding cash outflow in the years in which the earnings would be repatriated. As at January 1, 2023, the estimated income tax liability that would result in the event of a full repatriation of these undistributed profits is approximately $67 million.

Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company’s overall effective income tax rate is impacted by its assessment of uncertain tax positions and whether additional taxes and interest may be due. The Company’s assessment of uncertain tax positions may be negatively affected as a result of new information, a change in management’s assessment of the technical merits of its positions, changes to tax laws, administrative guidance, and the conclusion of tax audits.

Compliance with environmental and health and safety regulations
We are subject to various federal, state, and local environmental, social and occupational health and safety laws and regulations in the jurisdictions in which we operate, concerning, among other things, environmental licenses, wastewater discharges, air emissions, storm water flows, waste disposal, and fire permits. Our manufacturing plants generate some quantities of waste, which are recycled, repurposed, or disposed of by licensed waste management companies, in cases of hazardous waste. Through our Global Environment & Energy Policy, Restricted Substances Code of Practice and Environmental Management System, we seek not only to comply with all applicable laws and regulations, but also to reduce our environmental footprint through an efficient use of our resources, landfill reduction and the prioritization of reusing and recycling. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.

In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. There can be no assurance that future changes in federal, state, local, or other regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures, fines/penalties, or result in a disruption to our supply chain, any of which could have an adverse effect on our business.

GILDAN 2022 REPORT TO SHAREHOLDERS 43

MANAGEMENT'S DISCUSSION AND ANALYSIS

Global climate change could have an adverse impact on our business
In recent years we have seen certain effects related to climate change largely driven by extreme weather events (e.g., hurricanes, flooding, fires, severe storms, cyclones, water scarcity etc.), which may have financial implications for the business. Our operations in Central America, the Caribbean, North America, and Asia have been subjected to an increase in severe weather events. For example, in November 2020, our Central American operations were impacted by back-to-back hurricanes, necessitating a temporary shutdown of these facilities. While the Company is making additional investments to improve the resiliency of its manufacturing facilities to extreme weather events, nonetheless, such future events could slow and/or halt production due to physical damage to our assets; result in increased employee absenteeism and reduced worker productivity in order to address incremental safety measures during extreme weather conditions; and/or result in supply chain disruptions limiting transportation of supplies or delivery of goods. Additionally, longer-term, chronic shifts in weather patterns may result in rising sea levels, or declining freshwater availability and quality, extreme heat as well as increased duration, intensity and frequency of weather events, all of which could restrict the capacity and cost effectiveness of our operations and impact the cost and availability of key raw materials such as cotton.

In recent years, stakeholders have increased their expectations of companies regarding climate change which has led to increased public support and scrutiny towards climate change actions, increased receptivity, and requirements towards low-carbon solutions. Response from governments around the world include favoring the adoption of emission reduction targets and legislation, which includes supporting climate specific legislation. As a result, Gildan could be affected by climate-related transitional risks, which include business related risks following societal and economic shifts towards a low carbon economy. Climate-related transition risks that we could be exposed to (but are not limited to) include the following: the impact of changes in government policies, laws and regulations; changes in market conditions; consumer preferences and attitudes affecting their spending behavior; increased reputational risk for failing to meet evolving stakeholder and consumer expectations; and impacts related to adopting new technologies. In some of the regions in which we operate, government policies are quickly evolving to support the transitioning to a low carbon economy by implementing climate and sustainability-related legislation and regulations, including carbon pricing proposals, mandates for emission reductions and supply chain mapping disclosures.

Gildan has established an ESG strategy which in part is aimed at meeting stakeholder expectations and mitigating the various climate change risks. This strategy includes setting and pursuing targets as further described in section 3.2.3 of this MD&A entitled “Environmental, Social and Governance (ESG) Program.” Our ability to lower GHG emissions on both an absolute basis and in respect of our 2030 reduction targets is subject to numerous risks and uncertainties, including our ability to identify, develop and implement new technologies and processes at a reasonable long-term cost that aligns with our low-cost production model; securing key management expertise specific to required technologies; and our ability to continue to finance these investments over the long-term. Additionally, there can be no assurance that we will achieve our targets on a timely basis or at all, or that achieving our targets will meet the expectations of our stakeholders or satisfy evolving government legislation. Also, our actions taken to implement these objectives may expose us to certain additional heightened financial and operational risks, including potentially limiting capacity expansion plans, business acquisition opportunities and other growth initiatives. Additionally, costs related to implementing our ESG strategy as it relates to climate change and environmental initiatives may be higher than anticipated, and we may not be able to pass on higher costs to our customers.

Increasingly, investors and other stakeholders are monitoring and assessing companies on climate-related performance. Failure to achieve our GHG targets, or a perception among investors that our targets lack ambition and/or are deemed to be insufficient, could adversely affect the Company’s reputation and ability to attract capital. The Company’s ability to access capital may also be negatively affected in the event that financial institutions, investors, rating agencies and/or lenders adopt more restrictive decarbonization policies that the Company may not meet.

Overall, the physical and transitional risks relating to the effects of climate change on our business both in the short and long term are complex and highly uncertain. There can be no assurance that we will be successful in mitigating these risks, and if we are not successful in this regard, such outcome could heighten other business risks described in this MD&A and have an adverse effect on our future sales, competitive position and market share, financial position, profitability, cost structure, capital expenditure requirements, capacity, growth plans, distribution network, supply chain, sources of financing, reputation, and our ability to achieve our strategic financial and ESG objectives.

GILDAN 2022 REPORT TO SHAREHOLDERS 44

MANAGEMENT'S DISCUSSION AND ANALYSIS

Compliance with product safety regulations
We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and associated rules and regulations. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in childcare articles, including plasticized components of children’s sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in specific U.S. states in which we sell our products.

In Canada, we are subject to similar laws and regulations, including the Hazardous Products Act and the Canada Consumer Product Safety Act. In the European Union, we are also subject to the General Product Safety Directive and the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), which places responsibility on all manufacturers to identify and manage the risks that chemical substances may pose to human health and to the environment. We are also subject to similar laws and regulations in the other jurisdictions in which we sell our products.
Compliance with existing and future product safety laws and regulations and enforcement policies may require that we incur capital and other costs, which may be significant. Non-compliance with applicable product safety laws and regulations may result in substantial fines and penalties, costs related to the recall, replacement and disposal of non-compliant products, as well as negative publicity which could harm our reputation and result in a loss of sales. Our customers may also require us to meet existing and additional consumer safety requirements, which may result in our inability to provide the products in the manner required. Although we believe that we comply in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability and risk of business interruption, if any, due to failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.
We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations
We employ approximately 51,000 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and human resources laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers’ compensation rates, and payroll taxes, would likely have a direct impact on our operating costs. The majority of our employees are employed outside Canada and the United States. A significant increase in wage rates or the cost of benefit programs in the countries in which we operate could have a negative impact on our operating costs.
The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Many of our employees are members of labour organizations, and the Company is party to a number of collective bargaining agreements, primarily relating to its sewing operations in Nicaragua and Honduras. If labour relations were to change or deteriorate at any of our facilities or any of our third-party contractors’ facilities, this could negatively affect the productivity and cost structure of the Company’s manufacturing operations.

We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices
We are committed to ensuring that all of our operations and contractor operations comply with our strict internal Code of Conduct, local and international laws, and the codes and principles to which we subscribe, including those of the Fair Labor Association (FLA) and the Worldwide Responsible Accredited Production (WRAP). While the majority of our manufacturing operations are conducted through Company-owned facilities, we also utilize third-party contractors, which we do not control, to complement our vertically integrated production. If one of our own manufacturing operations or one of our third-party contractors or sub-contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other business practices that would be viewed, in any market in which our products are sold, as unethical, we could experience negative publicity which could harm our reputation or the social acceptability of our products, which could impact our ability to retain existing customers or attract new ones and result in a loss of sales, which, in turn, could have a material adverse effect on our financial condition, results of operations, business or cash flows.

GILDAN 2022 REPORT TO SHAREHOLDERS 45

MANAGEMENT'S DISCUSSION AND ANALYSIS

We may be negatively impacted by changes in third-party licensing arrangements and licensed brands
A number of products are designed, manufactured, sourced, and sold under trademarks that we license from third parties, under contractual licensing relationships that are subject to periodic renewal. Because we do not control the brands licensed to us, our licensors could make changes to their brands or business models that could result in a significant downturn in a brand’s business, negatively affecting our sales and results of operations. If any licensor fails to adequately maintain or protect their trademarks, engages in behaviour with respect to the licensed marks that would cause us reputational harm, or if any of the brands licensed to us violates the trademark rights of a third-party or are deemed to be invalid or unenforceable, we could experience a significant downturn in that brand’s business, negatively affecting our sales and results of operations, and we may be required to expend significant amounts on public relations, advertising, legal, and other related costs. In addition, if any of these licensors choose to cease licensing these brands to us in the future, our sales and results of operations would be negatively affected.

Our ability to protect our intellectual property rights
Our trademarks are important to our marketing efforts and have substantial value. We aggressively protect these trademarks from infringement and dilution through appropriate measures including court actions and administrative proceedings; however, the actions we have taken and expect to continue to take to establish and protect our trademarks and other intellectual property may not be adequate. We cannot be certain that others will not imitate our products or infringe our intellectual property rights. Infringement or counterfeiting of our products could diminish the value of our brands or otherwise negatively affect our business. In addition, unilateral actions in the United States or other countries, such as changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

From time to time, we are involved in opposition and cancellation proceedings with respect to our intellectual property, which could affect its validity, enforceability, and use. The value of our intellectual property could diminish if others assert rights in, or ownership of, or oppose our applications to register our trademarks and other intellectual property rights. In some cases, there may be trademark owners who have prior rights to our trademarks or to similar trademarks, which could harm our ability to sell products under or register such trademarks. In addition, we have registered trademarks in certain foreign jurisdictions and the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States or Canada. We do not own trademark rights to all of our brands in all jurisdictions, which may limit the future sales growth of certain branded products in such jurisdictions. Furthermore, actions we have taken to protect our intellectual property rights may not be adequate to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others.

In some cases, litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce our rights or defend against claims by third parties alleging that we infringe, dilute, misappropriate, or otherwise violate third-party trademark or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could have a negative effect on our business, financial condition, results of operation and cash flows. Any intellectual property litigation claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, and/or require us to rebrand our products and services, any of which could negatively affect our business, results of operations, financial condition, and cash flows.

We rely significantly on our information systems for our business operations
We place significant reliance on our information systems. Our information systems consist of a full range of supply chain and financial systems. The systems include applications related to product development, planning, manufacturing, distribution, sales, human resources, analytics, and financial reporting. We depend on our information systems to operate our business and make key decisions. These activities include forecasting demand, purchasing raw materials and supplies, designing products, scheduling and managing production, selling to our customers, responding to customer, supplier and other inquiries, managing inventories, shipping goods on a timely basis, managing our employees, and summarizing results. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, information security incidents, cyber security incidents, disasters or other causes, or in connection with upgrades to our systems or implementation of new systems. In addition, there can be no assurance that we will be able to timely modify or adapt our systems to meet evolving requirements for our business. Any material disruption or slowdown of our systems could cause operational delays and other impacts that could negatively affect our business and results of operations.

GILDAN 2022 REPORT TO SHAREHOLDERS 46

MANAGEMENT'S DISCUSSION AND ANALYSIS

We may be negatively impacted by data security breaches or data privacy violations
Our business involves the regular collection and use of sensitive and confidential information regarding employees, customers, business partners, vendors, and other third parties. These activities are highly regulated, and privacy and information security laws are complex and constantly changing. Non-compliance with these laws and regulations can lead to legal liability and reputational risk. Furthermore, an information technology system failure or non-availability, cyber security incident, or breach of systems could disrupt our operations, cause the loss of, corruption of, or unauthorized access to business information and data, compromise confidential information, or expose us to regulatory investigation, litigation, or contractual penalties. Divergent technology systems inherited through business acquisitions increase complexity and potential exposure. We use a risk-based approach to mitigating information security risk and data privacy risk. We continue to invest in and improve our data privacy practices, data security threat protection, detection and mitigation policies, procedures and controls, and awareness campaigns to enhance data protection. We seek to detect and investigate all incidents and to prevent their occurrence or recurrence. Senior leadership provides updates to the Corporate Governance and Social Responsibility Committee of any major data security or privacy issues on a quarterly basis, provides quarterly information security reports to the Audit and Finance Committee, provides strategic updates to the Board of Directors on an annual basis, and has a process in place to communicate time sensitive issues to the Board on an as-needed basis. We are unaware of any material data security or privacy issues over the past three years, and expenses incurred from data security breaches and privacy violations have been negligible over this period. However, given the highly evolving nature and sophistication of security threats and data privacy laws, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such incidents may not be fully insured or indemnified by other means.

We depend on key management and our ability to attract and/or retain key personnel
Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace in the short term. The loss or interruption of the services of a key executive could have a negative effect on our business during the transitional period that would be required to restructure the organization or for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract, hire and retain key managers, sales people, and other personnel. Experienced and highly skilled employees are in high demand and competition for these employees can be intense, and our ability to attract, hire and retain them depends on our ability to provide competitive compensation. We may not be able to attract, hire or retain these employees, which could negatively affect our business.

GILDAN 2022 REPORT TO SHAREHOLDERS 47

MANAGEMENT'S DISCUSSION AND ANALYSIS

16.0 Definition and reconciliation of non-GAAP financial measures
We use non-GAAP financial measures, as well as non-GAAP ratios to assess our operating performance and financial condition. The terms and definitions of the non-GAAP financial measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP financial measures are presented on a consistent basis for all periods presented in this MD&A. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP financial measures and related ratios
In this MD&A we use non-GAAP financial measures including adjusted net earnings, adjusted operating income, adjusted gross profit, adjusted EBITDA, as well as non-GAAP ratios including adjusted diluted EPS, adjusted operating margin, adjusted gross margin and return on adjusted average net assets (Adjusted RONA). These financial metrics are used to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial performance and financial condition. Excluding these items does not imply they are necessarily non-recurring. We also use non-GAAP financial measures including free cash flow, total debt, net debt, net debt leverage ratio and working capital.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs
Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. Restructuring and acquisition-related costs were $0.5 million for the fiscal year ended January 1, 2023 (2021 - $8 million, 2020 - $48 million). Subsection 5.5.5 entitled “Restructuring and acquisition-related costs” in this MD&A contains a detailed discussion of these costs.

Impairment of goodwill and intangible assets or impairment reversal of intangible assets, net of write-downs
During the first quarter of fiscal 2020 we recorded an impairment charge for our Hosiery cash-generating unit (CGU) of $94 million, relating to goodwill and intangible assets acquired during previous sock and hosiery business acquisitions. During the fourth quarter of fiscal 2021 we reported a $32 million credit to income, as a result of an impairment reversal of $56 million and a $24 million write-off of certain intangible assets relating to the Company's Hosiery CGU. During the fourth quarter of fiscal 2022 we reported an impairment charge of $62 million relating to the Company's Hosiery CGU. These impairment charges and impairment reversals are included as adjustments in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Net insurance losses (gains)
Net insurance gains of $26 million (2021 - $46 million, 2020 - $10 million) for the fiscal year ended January 1, 2023, related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. The net insurance gains reflected costs of $7 million (2021 - $55 million, 2020 - $101 million) (mainly attributable to equipment repairs, salary and benefits continuation for idle employees, and other costs and charges), which were more than offset by related accrued insurance recoveries of $33 million (2021 - $101 million, 2020 - $111 million) during fiscal 2022. The insurance gains primarily relate to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment, as well as the recognition of insurance recoveries for business interruption, when applicable. Net insurance gains is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

GILDAN 2022 REPORT TO SHAREHOLDERS 48

MANAGEMENT'S DISCUSSION AND ANALYSIS

Discontinuance of personal protective equipment (PPE) stock keeping units (SKUs)
A charge of $6 million for the three and twelve months ended January 3, 2021 (included in cost of sales) reflects the discontinuance of these PPE SKUs given that they are not in the Company’s normal product line and that these shortages have now been addressed. Discontinuance of PPE SKUs is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Impact of strategic product line initiatives
In the fourth quarter of fiscal 2019, the Company launched a strategic initiative to significantly reduce its imprintables product line SKU count. In the fourth quarter of fiscal 2020 the Company expanded this strategic initiative to include a significant reduction in its retail product line SKU count. The objectives of this strategic initiative include exiting all ship to-the-piece activities, discontinuing overlapping and less productive styles and SKUs between brands, simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this initiative has included inventory write-downs to reduce the carrying value of discontinued SKUs to liquidation values, sales return allowances for product returns related to discontinued SKUs, and in the fourth quarter of fiscal 2021, the write-down of production equipment and other assets relating to discontinued SKUs. The impact of strategic product line initiatives is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

The charges related to this initiative in fiscal 2020, 2021 and 2022, were as follows:

•Fiscal 2020 includes a charge of $26 million of inventory write-downs included in cost of sales related to retail product line discontinued SKUs. Fiscal 2020 also includes $29 million of inventory write-downs included in cost of sales and the $5 million gross profit impact of a sales return allowance for anticipated product returns related to imprintables product line discontinued SKUs (the sales return allowance reduced net sales by $11 million and cost of sales by $6 million).

•Fiscal 2021 includes $9 million of charges included in cost of sales, consisting of $4 million in inventory write-downs related primarily to the Company's plan to discontinue its legwear and intimates product line, and the write-down of production equipment and other assets relating to discontinued SKUs of $5 million in the fourth quarter of 2021.

•Fiscal 2022 includes $1 million gain related to the reversal of a reserve relating to Company's strategic initiatives to significantly reduce its product line SKU counts.

GILDAN 2022 REPORT TO SHAREHOLDERS 49

MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment of goodwill and intangible assets (and reversal of impairments on intangible assets), net insurance gains, the discontinuance of PPE SKUs, the impact of the Company's strategic product line initiatives, and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are necessarily non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, except per share amounts)	January 1, 2023	January 2, 2022	January 1, 2023	January 2, 2022	January 3, 2021

Net earnings (loss)	83.9	173.9	541.5	607.2	(225.3)
Adjustments for:
Restructuring and acquisition-related costs	6.3	4.2	0.5	8.2	48.2
Impairment of goodwill and intangible assets (Impairment reversal of intangible assets, net of write-downs)	62.3	(31.5)	62.3	(31.5)	94.0
Impact of strategic product line initiatives	—	7.6	(1.0)	8.8	60.0
Discontinuance of PPE SKUs	—	—	—	—	6.2
Net insurance (gains) losses	(25.6)	2.9	(25.9)	(46.0)	(9.6)
Income tax expense (recovery) relating to the above-noted adjustments	0.2	—	7.2	—	(4.6)
Income tax recovery related to the revaluation of deferred income tax assets and liabilities(1)	(9.9)	(8.6)	(9.9)	(8.6)	(5.2)
Adjusted net earnings (loss)	117.2	148.5	574.7	538.1	(36.3)
Diluted EPS	0.47	0.89	2.93	3.07	(1.14)
Adjusted diluted EPS(2)	0.65	0.76	3.11	2.72	(0.18)
(1) Includes an income tax recovery of $9.9 million (2021 - $8.6 million, 2020 - $5.2 million) pursuant to the recognition of previously de-recognized (in fiscal 2018 and fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets as a result of a re-assessment of the probability of realization of such deferred income tax assets.
(2) This is a non-GAAP ratio. It is calculated as adjusted net earnings (loss) divided by the diluted weighted average number of common shares outstanding.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2022 REPORT TO SHAREHOLDERS 50

MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiatives. The Company uses adjusted gross profit and adjusted gross margin to measure its performance at the gross margin level from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers, that could otherwise be masked by the impact of our strategic product line initiatives and net insurance gains that can vary from period to period. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	January 1, 2023	January 2, 2022	January 1, 2023	January 2, 2022	January 3, 2021

Gross profit	234.8	229.3	992.4	940.2	249.1
Adjustments for:
Impact of strategic product line initiatives	—	7.6	(1.0)	8.8	60.0
Discontinuance of PPE SKUs	—	—	—	—	6.2
Net insurance (gains) losses	(25.6)	2.9	(25.9)	(46.0)	(9.6)
Adjusted gross profit	209.2	239.8	965.5	903.0	305.7
Net sales	720.0	784.3	3,240.5	2,922.6	1,981.3
Sales return allowance for anticipated product returns	—	—	—	—	11.2
Net sales excluding the allowance for anticipated product returns related to discontinued SKUs	720.0	784.3	3,240.5	2,922.6	1,992.5
Gross margin	32.6%	29.2%	30.6%	32.2%	12.6%
Adjusted gross margin(1)	29.1%	30.6%	29.8%	30.9%	15.3%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2022 REPORT TO SHAREHOLDERS 51

MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment of goodwill and intangible assets, net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiatives. Adjusted operating margin is calculated as adjusted operating income divided by net sales, excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of restructuring and acquisition-related costs, our strategic product line initiatives and net insurance gains that can vary from period to period. Excluding these items does not imply they are necessarily non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	January 1, 2023	January 2, 2022	January 1, 2023	January 2, 2022	January 3, 2021

Operating income (loss)	92.6	177.1	603.4	651.9	(180.8)
Adjustments for:
Restructuring and acquisition-related costs	6.3	4.2	0.5	8.2	48.2
Impairment of goodwill and intangible assets (Impairment reversal of intangible assets, net of write-downs)	62.3	(31.5)	62.3	(31.5)	94.0
Impact of strategic product line initiatives	—	7.6	(1.0)	8.8	60.0
Discontinuance of PPE SKUs	—	—	—	—	6.2
Net insurance (gains) losses	(25.6)	2.9	(25.9)	(46.0)	(9.6)
Adjusted operating income	135.6	160.3	639.3	591.4	18.0
Operating margin	12.9%	22.6%	18.6%	22.3%	(9.1)%
Adjusted operating margin(1)	18.8%	20.4%	19.7%	20.2%	0.9%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2022 REPORT TO SHAREHOLDERS 52

MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets and reversal of impairments on intangible assets, net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiative. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions)	January 1, 2023	January 2, 2022	January 1, 2023	January 2, 2022	January 3, 2021

Net earnings (loss)	83.9	173.9	541.5	607.2	(225.3)
Restructuring and acquisition-related costs	6.3	4.2	0.5	8.2	48.2
Impairment of goodwill and intangible assets (Impairment reversal of intangible assets, net of write-downs)	62.3	(31.5)	62.3	(31.5)	94.0
Impact of strategic product line initiatives	—	7.6	(1.0)	8.8	60.0
Discontinuance of PPE SKUs	—	—	—	—	6.2
Net insurance (gains) losses	(25.6)	2.9	(25.9)	(46.0)	(9.6)
Depreciation and amortization	28.0	29.6	124.9	135.4	147.2
Financial expenses, net	13.3	4.7	37.0	27.3	48.5
Income tax (recovery) expense	(4.6)	(1.5)	24.9	17.4	(4.1)
Adjusted EBITDA	163.6	189.9	764.2	726.8	165.1
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding cash flows relating to business acquisitions/dispositions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	2022	2021	2020

Cash flows from operating activities	413.5	617.5	415.0
Cash flows used in investing activities	(182.4)	(187.8)	(57.5)
Adjustment for:
Business (dispositions) acquisitions	(33.5)	164.0	—
Free cash flow	197.6	593.7	357.5
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2022 REPORT TO SHAREHOLDERS 53

MANAGEMENT'S DISCUSSION AND ANALYSIS

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company, and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	January 1, 2023	January 2, 2022	January 3, 2021
(in $ millions)

Long-term debt (including current portion)	930.0	600.0	1,000.0
Bank indebtedness	—	—	—
Lease obligations (including current portion)	94.0	109.1	82.5
Total debt	1,024.0	709.1	1,082.5
Cash and cash equivalents	(150.4)	(179.2)	(505.3)
Net debt	873.6	529.9	577.2
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including our ability to pay off our incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements due primarily to adjustments in the latter related to lease accounting, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	January 1, 2023	January 2, 2022	January 3, 2021
(in $ millions, or otherwise indicated)

Adjusted EBITDA for the trailing twelve months	764.2	726.8	165.1
Adjustment for:
Business acquisitions	—	22.8	—
Pro-forma adjusted EBITDA for the trailing twelve months	764.2	749.6	165.1
Net debt	873.6	529.9	577.2
Net debt leverage ratio(1)	1.1	0.7	3.5
(1) The Company's total net debt to EBITDA ratio for purposes of its loan and note agreements was 1.3 at January 1, 2023. Refer to section 8.2 of this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2022 REPORT TO SHAREHOLDERS 54

MANAGEMENT'S DISCUSSION AND ANALYSIS

Return on adjusted average net assets
Return on adjusted average net assets (Adjusted RONA) is defined as the ratio of return to adjusted average net assets for the last five quarters. Return is defined as adjusted net earnings, excluding net financial expenses and the amortization of intangible assets (excluding software), net of income tax recoveries related thereto. Average is computed as the sum of the five quarters divided by five. Adjusted average net assets are defined as the sum of average total assets, excluding average cash and cash equivalents, average net deferred income taxes, and the average accumulated amortization of intangible assets excluding software, less average total current liabilities excluding the current portion of lease obligations. Adjusted average net assets and return are non-GAAP measures used as components of Adjusted RONA. The Company uses Adjusted RONA as a performance indicator to measure the efficiency of its invested capital. Management believes Adjusted RONA is useful to investors as a measure of performance and the effectiveness of our use of capital. Adjusted RONA is not a measure of financial performance under IFRS and may not be defined and calculated by other companies in the same manner.

	January 1, 2023	January 2, 2022	January 3, 2021
(in $ millions)

Average total assets	3,344.4	3,050.8	3,226.9
Average cash and cash equivalents	(118.8)	(384.1)	(354.7)
Average net deferred income taxes	(12.9)	(15.6)	(13.1)
Average accumulated amortization of intangible assets, excluding software	254.9	254.8	233.2
Average total current liabilities, excluding the current portion of lease obligations and debt	(485.3)	(400.1)	(364.5)
Adjusted average net assets	2,982.3	2,505.8	2,727.8

(in $ millions, or otherwise indicated)	2022	2021	2020

Adjusted net earnings	574.7	538.1	(36.3)
Financial expenses, net (nil income taxes in all years)	37.0	27.3	48.5
Amortization of intangible assets, excluding software, net (nil income taxes in all three years)	13.8	12.8	14.3
Return	625.5	578.2	26.5
Return on adjusted average net assets (Adjusted RONA)	21.0%	23.1%	1.0%
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Working capital
Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS, provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the short-term liquidity and financial position of the Company, including its ability to discharge its short-term liabilities as they come due. This measure is not necessarily comparable to similarly titled measures used by other public companies.

	January 1, 2023	January 2, 2022	January 3, 2021
(in $ millions)

Cash and cash equivalents	150.4	179.2	505.3
Trade accounts receivable	248.8	330.0	196.5
Income taxes receivable	—	—	4.6
Inventories	1,225.9	774.4	728.0
Prepaid expenses, deposits and other current assets	101.8	163.7	110.1
Accounts payable and accrued liabilities	(471.2)	(440.4)	(343.7)
Income taxes payable	(6.6)	(7.9)	—
Current portion of lease obligations	(13.8)	(15.3)	(15.9)
Current portion of long-term debt	(150.0)	—	—
Working capital	1,085.3	983.7	1,184.9
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2022 REPORT TO SHAREHOLDERS 55